BUILDING A GREAT BANK



2002 Annual Report

TOWER
FINANCIAL
CORPORATION

FINANCIAL HIGHLIGHTS

Dollars in thousands (except share data)

At or Year Ended December 31	2002	2001	% Change
RESULTS OF OPERATIONS:			
Interest income	$ 16,494	$ 15,931	4 %
Interest expense	6,444	8,102	(20)
Net interest income	10,050	7,829	28
Provision for loan losses	1,765	1,120	58
Noninterest income	2,954	1,785	65
Noninterest expense	8,416	6,638	27
Income before income taxes	2,823	1,856	52
Income taxes expense	1,107	736	50
Net income	1,716	1,120	53
PER COMMON SHARE DATA:			
Basic net income	$ 0.57	$ 0.44	30 %
Diluted net income	0.56	0.44	27
Book value at end of period	9.97	9.29	7
Cash dividends declared	n/a	n/a	n/a
PERIOD END TOTALS:			
Total assets	$ 377,311	$ 291,874	29 %
Total loans	321,340	232,346	38
Allowance for loan losses	4,746	3,480	36
Total deposits	310,584	256,153	21
Stockholders' equity	39,175	23,505	67
Common shares outstanding	3,931,184	2,530,000	55
AVERAGE TOTALS:			
Total assets	$ 326,082	$ 240,510	36 %
Total earning assets	318,221	235,330	35
Total loans	283,899	187,678	51
Total deposits	276,368	211,907	30
Stockholders' equity	29,064	22,929	27
Common shares outstanding	3,008,145	2,530,000	19
PERFORMANCE RATIOS:			
Return on average assets	0.53 %	0.47 %	13 %
Return on average stockholders' equity	5.90	4.88	21
Net interest margin	3.17	3.33	(5)
Efficiency ratio	64.72	69.04	(6)
ASSET QUALITY RATIOS:			
Nonperforming assets to loans	0.22 %	0.35 %	(37) %
Net charge-offs to average loans	0.18	0.00	n/m
Allowance for loan losses to loans	1.48	1.50	(1)
LIQUIDITY AND CAPITAL RATIOS:			
Loan to deposit ratio	103.46 %	90.71 %	14 %
Total stockholders' equity to total assets	10.38	8.06	29
Total risk-based capital	13.86	12.12	14
Tier 1 risk-based capital	12.61	10.87	16
Tier 1 leverage capital	11.75	10.02	17

n/a - not applicable
n/m - not meaningful

TOTAL ASSETS

(Rounded to Millions)



$ 400
300
200
100
0
104
212
292
377
'99
'00
'01
'02

NET INCOME

(Rounded to Thousands)



$ 1,500
750
0
(750)
(1,500)
(1,675)
1,074*
1,120
1,716
'99
'00
'01
'02

* includes tax benefit

NET INTEREST INCOME

(Rounded to Thousands)



$10,000
7,500
5,000
2,500
0
2,288
5,722
7,829
10,050
'99
'00
'01
'02

NONINTEREST INCOME

(Rounded to Thousands)



$ 2,500
2,000
1,500
1000
500
0
288
1,028
1,785
2,954
'99
'00
'01
'02



Dear Fellow Shareholder,

Tower Financial Corporation has come a long way since the bank opened its doors for business in 1999. Since then, we have built a good, solid company with numerous milestones to its credit.

Many of those milestones occurred during 2002 as Tower celebrated a successful rights offering and public offering of common shares, raising $15 million in capital to fund the bank's continued growth.

At the end of 2002 Tower climbed to fourth in market share in the Fort Wayne Metropolitan Statistical Area, surpassing other institutions that have existed here for more than 50 years.

It was also a record year in lending for the bank, with over $300 million in loans outstanding at year-end. Likewise, Tower's Mortgage Services generated substantial fee income, and Retail Banking recorded an impressive increase in volume. Although a still sluggish economy kept the stock market down, the bank's investment management performance nonetheless maintained a respectable showing, and the number of trust relationships increased significantly.



In still other achievements, Tower celebrated the opening of a new bank branch in northeast Fort Wayne and initiated plans to establish a branch in the south part of the city in 2003. The number of Tower team members grew, too, as the bank created new permanent positions in the local job market.

The biggest and most exciting milestone of all, though, is the level of synergy and determination the company reached in 2002. From the beginning, we have sought to hire the right people to develop the company, and each year we have added to the team. Now we have the people in place. The leadership, energy and discipline are joined; and the time is right for Tower to move forward. We are building a great bank.

The future awaits, and we are ready to meet it. We offer our appreciation to you, our shareholders, and we ask you to consider becoming Tower Bank customers, if you are not already. Again, thank you for supporting Tower Financial Corporation and Tower Bank.

Sincerely,

Donald F. Schenkel
Chairman, Tower Financial Corporation

Curtis A. Brown
President, Tower Bank

Mission Statement

Tower Bank is passionate about serving our team members, customers, community and shareholders with respect, understanding and appreciation—the rest will follow:

For our Team Members...
loyalty, opportunity and rewards

For our Customers...
personalized solutions to meet your needs

For the Community...
leadership, economic growth and philanthropy

For our Shareholders...
financial gain

The Right People
Building a Community

Tower Financial Corporation located its headquarters in the Lincoln Tower for a very special reason. Simply put, the 72-year-old landmark structure is a Fort Wayne icon, symbolizing "community." That made the building a perfect fit for Tower, a company dedicated to the growth and support of the community. As one of its first gestures, the bank announced that its beautiful art deco lobby would be available at no cost to non-profit organizations for their evening fund-raising events. In 2002 nearly 2,000 people attended non-profit events held in the Tower Bank lobby.

Today, Tower takes pride in the fact that thousands of dollars for worthwhile causes have been raised within its walls. Yet the bank's community involvement and philanthropy go far beyond that. Tower Bank team members generously donate their time and talent doing committee work and serving as directors on the boards of dozens of Fort Wayne organizations.

Even more, Tower gives thousands of dollars each year in donations and sponsorships, benefiting all segments of the community. These contributions support a wide variety of educational, medical, civic, and outreach programs. And each year we recognize the towering forces in our community, those whose unselfish achievements have made this a better community for everyone.

We at Tower believe strongly in supporting the community in which we live and do business. To us, it is more than a responsibility or obligation. It is the right thing to do.



DAR RICHARDSON, DR. AL BROTHERS, DR. GLORIA CAMPBELL-WHATLEY, & JUSTO DONIAS
TOWERING FORCE RECIPIENTS

"Tower is not just a business. They care about the people who work there and about the community, too. It's a very personable bank."

—Dr. Gloria Campbell-Whatley





EXCHANGE CITY STUDENTS & STAFF
JUNIOR ACHIEVEMENT

"Tower places a priority on community and education. Junior Achievement appreciates their support of Exchange City where students learn economic concepts first hand."

—Lena Yarian, President, Junior Achievement



DR. JAMES BLEDSOE &
REVEREND MIKE NICKLESON
MINISTERIAL ALLIANCE

"We are thankful that Tower Bank exists. They've been a good neighbor and partner to us, and they are an asset to the community."

—Reverend Mike Nickleson

Community Vision Statement

Tower Bank, making a positive impact in our community.

Dedicated to our community's future, Tower Bank will provide our citizens and our community with superior financial services and will support the community through business and civic endeavors.



The Right People
Building Businesses

The fact that "service is a passion" with Tower team members is demonstrated in the bank's approach to its corporate services. With a lending staff that possesses an average of over 15 years of experience, no business customer is too complicated to be understood or too small to receive the attention it deserves. Every loan decision is made locally at Tower, enabling a high level of responsiveness.

Tower's loan growth is strong, and it is a reflection of the business community's desire to work with a bank that provides impeccable service and appreciates them. In 2002 commercial loans outstanding increased by 54 percent over 2001, and commercial real estate loans outstanding rose to more than $42 million. The bank's loan quality ratios remained sound.

Catering to the real needs of local entrepreneurs, Tower offers several SBA and CDC programs, and the bank reaches out to educate and inform companies about these special opportunities.

In addition to its loan increases, Tower demonstrated significant growth in its corporate deposits in 2002 over the previous year. Customized and personalized services such as the cash management sweep account, lockbox and courier banking are building in popularity with area businesses.

In response to market demand, Tower continued to invest in its corporate services resources in 2002, increasing its staff by 37 percent.


HUPP
HUPP

NOEL HUPP & RON ROOT
HUPP AEROSPACE

"Tower understands our business and marketplace, and they're able to meet our special financing needs. Our relationship is based on mutual confidence and respect."

—Ron Root, President



KATHY ROGERS & TOM WARD
TIME SERVICES

"Tower is very responsive. A team of bankers is available to assist us any time, and the bank's daily courier service is perfect for our business."

—Kathy Rogers, President and CEO

THE RIGHT PEOPLE

Building Trust



Throughout the region, individuals, families and non-profit organizations are expressing their preference for Tower Bank for their investment management and trust needs. At year-end 2002 the number of trust accounts increased more than 35 percent over 2001. Referrals from centers of influence such as attorneys and accountants are contributing to the growth of the bank's trust business.

Featuring the type of highly credentialed staff typically found at a much larger bank, Tower provides its trust clients with the professional guidance of two Chartered Financial Analysts, a Certified Trust Financial Advisor, an attorney, and a Certified Public Accountant.

Trust assets under management at Tower increased by five percent in 2002 to more than $235 million, and trust fee revenues grew by 36 percent to more than $1 million.

While other banks may approach the market by using 1-800 numbers and sending out-of-town form letters to their trust customers, Tower Bank recognizes value in a different approach: highly competent and personalized trust service that supports individuals, families, non-profit organizations, and the entire community.





STEVE WESNER
ROBERT GOLDSTINE FOUNDATION

"As a bank headquartered in and committed to Allen County, Tower was the perfect choice to serve the foundation's purpose, the betterment of Allen County."

—Steve Wesner, Chairman of the Board

The Right People

Building Tomorrow

In 2002 Tower team members placed high priority on aligning products, services and delivery channels with the unique needs of customers. The bank introduced Homeowner's Checking, which provides free checking with interest. Proving to be a popular flagship product for the bank, its account numbers are growing rapidly. Also in 2002, Tower capitalized on its service strength through the roll out of EZ Transition, a process that enables Tower to conveniently and accurately assist consumers in transferring accounts from other banks—a chore with which many new Tower customers have welcomed help.

Tower celebrated the opening of its fourth office in northeast Fort Wayne in September, and plans to add another branch location in south Fort Wayne in 2003.

Retail performance in 2002 reflected consumer acceptance of Tower's way of doing business. Consumer deposits increased by 54 percent, and mortgage loan originations to area families grew by 41 percent. Home equity credit lines outstanding rose by 35 percent in 2002, and online banking transactions increased significantly over 2001 levels, as did visits to the bank's website.

With additions to its Private Banking staff in 2002, Tower strengthened its commitment to serving busy entrepreneurs and professionals. Private Banking loans increased by 42 percent compared to year-end 2001, while deposits increased 26 percent.

Tower Bank views its retail customers' needs holistically, and this is evidenced by such strategies as providing mortgage and small business loan originations at branch locations. Tower team members consider every interaction with a customer to be an important event that helps our neighbors build their future.



FATHER PHIL WIDMANN
ST. PETERS/ZION PROJECT

"It's good to see a locally owned bank caring about the community. Our neighborhood redevelopment project has benefitted because of Tower."

—Father Phil Widmann, St. Peters Catholic Church and Kevin Leininger, Chairman of Congregation, Zion Lutheran Church


Dupont Rd.
Lima Rd.
Stellhorn Rd.
Lahmeyer Rd.
FORT WAYNE
Illinois Rd.
Berry St.
Scott Rd.
Clinton St.
Lafayette St.
Lower Huntington Rd.
Bluffton Rd.
69
469

TOWER BANK LOCATIONS

Downtown: 116 E. Berry St.
North: 1545 W. Dupont Rd.
Northeast: 4303 Lahmeyer Rd.
Southwest: 10373 Illinois Rd.
South: (Opening Fall 2003)

THE RIGHT PEOPLE

Building Support



Before Tower Bank began its operations, the original group of team members wrote Tower's service standards. Those standards incorporate the values of respect, understanding and appreciation. They are reflected by such actions as smiling, calling customers by name, being on time for meetings, answering the phone personally, and returning calls by the end of the day.

Tower's culture encourages its team members to treat each other with respect, understanding and appreciation. The bank's team members regard each other as customers and interact to facilitate the overall flow of work, resulting in satisfaction for the bank's customers.

It is a culture that requires discipline, a genuine commitment to customer service and a continual desire to improve. During 2002, for example, the bank streamlined its lockbox operations to accommodate a rapidly increasing number of transactions, up 16 percent from 2001. Total items processed by the bank increased by more than 30 percent.

Internally and externally, service is what Tower is all about. As a culture, it is demanding and rigorous but always rewarding.



GARY BOOHER
THREE RIVERS AMBULANCE AUTHORITY

"Tower's lockbox service is especially helpful to us. The bank receives and tabulates thousands of payments for us, saving our company considerable time and manpower."

—Gary Booher, Executive Director

The Right People

Building Financial Strength





Financial strength is built by people with integrity—people who understand the importance of business ethics. Tower Bank's success is owed to them.

The bank's team members develop and maintain mutually beneficial relationships. They offer the finest in service, meeting customers' needs with fairness and respect, while holding themselves to the highest standards of honesty.

It is these people who are creating value—for themselves as employees, for others as customers and for the company's shareholders. Corporate ethics is more than a buzzword at Tower. It is a guiding principle by which a great bank is being built.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT

FORM 10-KSB

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 000-25287

TOWER FINANCIAL CORPORATION
(Name of small business issuer in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	**35-2051170** (I.R.S. Employer Identification No.)
116 East Berry Street, Fort Wayne, Indiana (Address of principal executive offices)	**46802** (Zip Code)

Issuer's telephone number, including area code: **(260) 427-7000**

Securities registered under Section 12(b) of the Exchange Act: **NONE**

Securities registered under Section 12(g) of the Exchange Act: **COMMON STOCK, WITHOUT PAR VALUE**

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _____

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _____

Issuer's revenues for the fiscal year ended December 31, 2002: $19,448,753

Aggregate market value of the voting and non-voting common stock held by nonaffiliates of the registrant based on the last sale price for such stock at February 14, 2003 (assuming solely for the purposes of this calculation that all directors and executive officers of the registrant are "affiliates"): $44,100,304

Number of shares of Common Stock outstanding at February 14, 2003: 3,931,184

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document have been incorporated by reference into this Annual Report on Form 10-KSB.

IDENTITY OF DOCUMENT	PART OF 10-KSB INTO WHICH DOCUMENT IS INCORPORATED
Definitive Proxy Statement for the Annual Meeting of Shareholders To be held April 15, 2003	Part III

Transitional Small Business Disclosure Format Yes ____ No X

TOWER FINANCIAL CORPORATION
Fort Wayne, Indiana

Annual Report to Securities and Exchange Commission
December 31, 2002

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General

Tower Financial Corporation (the "Company") was incorporated as an Indiana corporation on July 8, 1998. The Company owns all of the issued and outstanding stock of Tower Bank & Trust Company (the "Bank") and is a bank holding company under the Federal Bank Holding Company Act of 1956, as amended. In February 2001, the Federal Reserve Bank of Chicago approved the Company's election to become a financial holding company under the Gramm-Leach Bliley Act. The financial holding company designation permits the Company to engage in certain financial activities, such as selling and underwriting insurance, securities brokerage and merchant banking. At this time, the Company does not engage in such activities and has no current plans to pursue them. The Bank is an Indiana chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Reserve System. The Bank commenced business on February 19, 1999. Prior to the opening of the Bank, the Company's principal activities related to the organization of the Bank and the conducting of its initial public offering, or IPO. The Company received total proceeds of $23.5 million (net of offering expenses and underwriters' discounts) from the IPO, of which $15.0 million was used to initially capitalize the Bank.

The Bank provides a range of commercial and consumer banking services primarily in Allen County, Indiana, including Fort Wayne and its suburbs. Those services reflect the Bank's strategy of serving small- to medium-sized businesses and individual customers. The Bank's lending strategy is focused on commercial loans and, to a lesser extent, on consumer and residential mortgage loans. The Bank offers a broad array of deposit products, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. The Bank also provides personal trust services through its Investment Management & Trust Services.

The Bank's main office is located at 116 East Berry Street in downtown Fort Wayne, Indiana, and serves as the Company's corporate headquarters.

Expansion

In May 2000, the Bank opened its first branch office located in the northwest section of Fort Wayne, Indiana. In January 2001, the Bank opened a second branch office located in the southwest section of Fort Wayne and, in September 2002, the Bank opened its third branch office in the northeast section of Fort Wayne. The Bank is currently in negotiation with a real estate developer to develop a site on the south side of Fort Wayne as it continues to round out its presence in that marketplace.

The Bank also has one mortgage loan production office in Huntington, Indiana.

Primary Lines Of Business

Commercial Lending. The Bank's lending activities focus primarily on providing small- and medium-sized businesses in its market area with commercial business loans. These loans are both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, lines of credit collateralized by inventory and accounts receivable, as well as any other purposes considered appropriate by executive management. Typically, the Bank's customers' financing requirements range from $100,000 to $2.0 million. Approximately 16% of the Bank's commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. The majority of commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower. The Bank's commercial loans have both fixed and floating interest rates and typically have maturities of 1 to 5 years. Commercial and commercial real estate loans comprised approximately 81% of the Bank's total loan portfolio at December 31, 2002.

Mortgage Banking. The Bank originates both fixed and variable rate, long-term residential mortgage loans and sells a majority of them in the secondary market. The Bank's general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain a portion of fixed rate balloon maturity mortgage loans in its loan portfolio and to sell the majority of long-term, fixed rate and variable rate loans in the secondary market. Generally, the loans sold into the secondary mortgage market make funds available for reuse in mortgage or other lending activities. The Bank also brokers real estate mortgage loans in the secondary market. The Bank does not retain servicing rights with respect to any of the residential mortgage loans that it brokers or sells. During 2002, the Bank originated $41.2 million of residential mortgage loans, of which $11.0 million were retained, $26.9 million were sold in the secondary market, and $3.3 million were held for sale on December 31, 2002. The Bank also brokered $46.0 million of residential mortgage loans during 2002. The following table reflects residential real estate mortgage loans originated, sold and retained or brokered for the periods indicated.

	For the years ended December 31,		
($ in thousands)	2002	2001	2000
Real estate mortgage loans held for sale at beginning of period	$ 4,293	$	$
Real estate mortgage loans originated for sale	30,246	16,850	
Real estate mortgage loan sales	31,183	12,557	
Real estate mortgage loans held for sale at end of period	$ 3,356	$ 4,293	$
Real estate mortgage loans originated and retained	$ 10,996	$ 17,791	$ 5,029
Real estate mortgages brokered	46,005	26,868	34,335

Personal Loans and Lines of Credit. The Bank makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. The majority of the Bank's personal loans are home equity loans and secured by a second lien on real estate. The Bank retains all of such loans.

Investment Management and Trust Services. The Bank's investment management and trust services department offers a range of personal trust services to customers in its market area. The Bank's trust services include estate planning and money management. The Bank believes offering a range of trust products and services is an excellent way to leverage its customer relationships, which should allow for continued growth in investment management and trust department revenues. Trust personnel are experienced and provide personalized customer service. The Bank believes these factors have contributed to its growth from no trust assets under management in October 1999 to approximately $235 million of trust assets under management at December 31, 2002. At December 31, 2002, approximately 52% of the Bank's assets under management were invested in equities, 31% were invested in fixed income products and 17% were invested in cash and other products.

The following table reflects assets under management and revenue of the Bank's investment management and trust services department for the periods indicated.

($ in thousands)	For the years ended December 31, 2002	2001	2000
Assets under management	$ 235,439	$ 223,710	$ 141,926
Number of accounts	364	268	161
Average account size	$ 647	$ 835	$ 882
Trust revenue	$ 1,085	$ 798	$ 424

Deposit Generation. The Bank generates deposits primarily through offering a broad array of deposit products to individuals, businesses, associations, financial institutions and government entities in and around Allen County. The Bank generally seeks a comprehensive banking relationship from its lending customers, which has contributed to its internal deposit growth. This often includes encouraging new customers to consider both business and personal checking accounts and other deposit services. The Bank's deposit services include checking, savings, and money market accounts, certificates of deposit, direct deposit services, and telephone and Internet banking. The Bank also offers a courier service for the deposit convenience of its business customers as well as wholesale lockbox and other business deposit services. At December 31, 2002, approximately 8.7% of the Bank's deposits were out-of-market deposits. Deposits at December 31, 2002, 2001 and 2000 are summarized as follows:

	2002		2001		2000	
($ in thousands)	Balance	%	Balance	%	Balance	%
Noninterest-bearing demand	$ 42,966	13.8%	$ 28,383	11.1%	$ 25,372	13.5%
Interest-bearing checking	21,582	7.0%	14,909	5.8%	10,792	5.7%
Money market	99,105	31.9%	112,580	44.0%	81,432	43.3%
Savings	8,343	2.7%	4,521	1.8%	2,392	1.3%
Time, under $100,000	54,803	17.6%	30,076	11.7%	14,372	7.6%
Time, $100,000 and over	83,785	27.0%	65,684	25.6%	53,936	28.6%
Total deposits	$ 310,584	100.0%	$ 256,153	100.0%	$ 188,296	100.0%

Lending Practices

The Bank makes loans to individuals and businesses located within its market area. The Bank's loan portfolio at December 31, 2002 consisted of commercial and commercial real estate loans (81%), residential mortgage loans (8%) and personal loans (11%). The Bank's legal lending limit under applicable federal banking regulations is approximately $6.0 million, based on the legal lending limit of 15% of unimpaired capital and unimpaired surplus of the Bank.

Commercial Loans. Commercial loans are made primarily to small- and medium-sized businesses within our market area. These loans may be secured or unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate by management. The Bank generally looks to a borrower's business operations as the principal source of repayment, but also receives, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 16% of the Bank's commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, commercial loans that are not mortgage loans are typically secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. The Bank endeavors to reduce the risk associated with these transactions by generally limiting its exposure to owner-operated properties of customers with an established profitable history. In many cases, the Bank may further reduce this risk by (i) limiting the amount of credit to any one borrower to an amount less than the Bank's legal lending limit and (ii) avoiding certain types of commercial real estate financing.

Residential Mortgage Loans. The Bank originates residential mortgage loans which are generally long-term, with either fixed or variable interest rates. The Bank's general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain a portion of fixed rate balloon maturity mortgage loans in its loan portfolio and to broker the majority of long-term, fixed rate and variable rate loans in the secondary market. The Bank also offers home equity loans. Residential real estate loans are secured by a first lien on the real estate. The Bank does not retain servicing rights with respect to any of the residential mortgage loans that it brokers.

Personal Loans and Lines of Credit. The Bank makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. The majority of the Bank's personal loans are home equity loans secured by a second lien on real estate. The Bank retains all of such loans.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. The Bank has a policy of careful loan underwriting, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. The Bank believes that the generally higher yields earned on consumer loans will help compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to serve the credit needs of its customer base.

Loan Policies. Although the Bank takes a progressive and competitive approach to lending, it stresses high quality in its loans. Because of the Bank's local nature, management believes that quality control is achieved while still providing prompt and personal service. The Bank is subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by the Bank's Loan and Investment Committee and its Board of Directors. These policies relate to loan administration, documentation, approval and reporting requirements for various types of loans.

The Bank's loan policies include procedures for oversight and monitoring of the Bank's lending practices and loan portfolio. The Bank seeks to make sound loans, while recognizing that lending money involves a degree of business risk. The Bank's loan policies are designed to assist in managing the business risk involved in making loans. These policies provide a general framework for the Bank's loan operations, while recognizing that not all loan activities and procedures can be anticipated. The Bank's loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of the Chief Lending Officer or the President and Chief Executive Officer of the Bank where appropriate.

The Bank's loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. The Bank's internal loan-to-value limitations follow those limits and, in certain cases, are more restrictive than those required by the regulators.

The Bank's loan policies also establish an "in-house" limit on the aggregate amount of loans to any one borrower. This limit is a guideline that currently does not exceed $4.0 million. This internal limit is subject to review and revision by the Board of Directors from time to time.

In addition, the Bank's loan policies provide guidelines for (i) personal guarantees, (ii) loans to employees, executive officers and directors, (iii) problem loan identification, (iv) maintenance of an allowance for loan losses and (v) other matters relating to the Bank's lending practices.

Loan Review Policies. To ensure that lending practices adhere to loan policies and guidelines, the Bank established a Loan Review department. The primary activities of the loan review department include (i) conducting reviews of specific loans, (ii) assessing the adequacy of loan ratings assigned by lending personnel, (iii) monitoring portfolio concentrations and (iv) monitoring loans subject to Regulation O. To complete these activities, the Bank employs several management tools, primarily a loan grading system, a loan review memorandum and a formalized watch list.

Deposits and Other Services

Deposits. The Bank offers a broad range of deposit services, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. Transaction accounts and certificates of deposit are tailored to the Bank's primary market area at rates competitive with those offered in Allen County. All depositors are insured by the FDIC up to the maximum amount permitted by law. The Bank solicits deposit accounts from individuals, businesses, associations, financial institutions and government entities in and around Allen County, as well as certificates of deposit accounts nationally through a rate-posting system.

Other Services. The Bank offers a courier service for the deposit convenience of its business customers. The Bank also offers investment management and trust services and telephone banking to its customers. In addition, during early 2001 the Bank also began providing computer banking through the Internet. The Bank has established relationships with correspondent banks and other independent financial institutions to provide other services requested by its customers, including loan participations where the requested loan amounts exceed the Bank's policies or legal lending limits.

Investments

The principal investment of the Company is its ownership of all of the common stock of the Bank. Funds retained by the Company from time to time may be invested in various debt instruments, including but not limited to obligations guaranteed by the United States, general obligations of a state or political subdivision thereof, bankers' acceptance of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally recognized statistical rating organization. Although the Company is permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities (which may include real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning or operating real estate used substantially by the Bank or acquired for future use), the Company has no present plans to make any such equity investments.

The Bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Bank is prohibited from investing in equity securities. Real estate acquired by the Bank in satisfaction of, or foreclosure upon, loans may be held by the Bank for no longer than 10 years after the date of acquisition without the written consent of the Indiana Department of Financial Institutions. The Bank is also permitted to invest an aggregate amount not in excess of 50% of the "sound capital" of the Bank in such real estate and buildings as are necessary for the convenient transaction of its business. The Bank's Board of Directors may alter the Bank's investment policy without shareholders' approval.

Funding Sources

The Bank funded its operations in 1999 from its initial capitalization with proceeds of the Company's initial public offering. During 2000, 2001 and 2002, the Company contributed $4,000,000, $6,750,000 and $7,000,000, respectively, to the Bank as capital to support the balance sheet growth. On an ongoing basis, the Bank funds its operations primarily with local deposits. Secondarily, the Bank also uses alternative funding sources as needed, including advances from the Federal Home Loan Bank, out-of-market deposits and other forms of wholesale financing. These alternative funding sources may be more costly than local deposits.

Effect of Government Monetary Policies

The earnings of the Company are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation and avoid a recession. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Regulation and Supervision

General. Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include but are not limited to the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions (the "Department"), the Internal Revenue Service and the state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with any high degree of certainty. Federal and state laws and regulations generally applicable to the Company and the Bank regulate among other things:

- the scope of permitted businesses,
- investments,
- reserves against deposits,
- capital levels relative to operations,
- lending activities and practices,
- the nature and amount of collateral for loans,
- the establishment of branches,
- mergers and consolidations, and
- dividends.

The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank and the public, rather than shareholders of the Bank or the Company. Any change in government regulation may have a material adverse effect on the business of the Company and the Bank.

The Company. As a bank holding company, the Company is subject to regulation by the Federal Reserve Board under the Federal Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, the Company is subject to examination by the Federal Reserve Board and is required to file reports of its operations and such additional information as the Federal Reserve Board may require. Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged in one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be incidental to these operations. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, many of these acquisitions may be effected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance, if written notice is given to the Federal Reserve within 10 business days after the transaction. In other cases, prior written notice to the Federal Reserve Board will be required.

The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish banks or non-bank businesses. See "Management's Discussion and Analysis or Plan of Operation - Capital Sources."

The Gramm-Leach-Bliley Act ("Gramm-Leach") was signed into law on November 12, 1999 and authorizes bank holding companies that meet specified conditions to elect to become "financial holding companies" and thereby engage in a broader array of financial activities than previously permitted. Such activities include selling and underwriting insurance (including annuities), underwriting and dealing in securities, and merchant banking. Gramm-Leach also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. The Company is registered as a financial holding company; however, the Company has no current plans to pursue any of the expanded activities available to financial holding companies under Gramm-Leach.

Gramm-Leach contains provisions intended to safeguard consumer financial information in the hands of financial service providers by, among other things, requiring these entities to disclose their privacy policies to their customers and allowing customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions. Final regulations implementing the new financial privacy regulations became effective during 2001. Similar to most other consumer-oriented laws, the regulations contain some specific prohibitions and require timely disclosure of certain information. The Company believes it is in compliance with these new requirements.

The Bank. The Bank is an Indiana banking corporation and a member of the Federal Reserve System. As a state-chartered member bank, the Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the Department, as the chartering authority for Indiana banks, and the Federal Reserve Board as the primary federal bank regulatory agency for state-chartered member banks. The Bank's deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC, which also has jurisdiction over BIF-insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

- permissible types and amounts of loans,
- investments and other activities,
- capital adequacy,
- branching,

- interest rates on loans and on deposits,
- the maintenance of noninterest bearing reserves on deposit, and
- the safety and soundness of banking practices.

Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

The Bank is subject to certain federal and state statutory and regulatory restrictions on any extension of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries, and on the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans to any person. Limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such persons. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Company maintains a correspondent relationship. Also, in certain circumstances, an Indiana banking corporation may be required by order of the Department to increase its capital or reduce the amount of its deposits.

The federal banking agencies have published guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

Insurance of Deposit Accounts. Under FDICIA, as an FDIC-insured institution, the Bank is required to pay deposit insurance premiums based on the risk it poses to BIF. The FDIC also has authority to raise or lower assessment rates on insured deposits to achieve the statutorily required reserve ratios in insurance funds and to impose special additional assessments. Each depository institution is assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "undercapitalized." An institution is considered well capitalized if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% of greater, has a leverage ratio of 5% of greater and is not subject to any order or written directive to meet and maintain a specific capital level. An "adequately capitalized" institution has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, has a leverage ratio of 4% or greater and does not meet the definition of a well capitalized bank. An institution is considered "undercapitalized" if it does not meet the definition of "well capitalized" or "adequately capitalized." Within each capital group, institutions are assigned to one of three supervisory subgroups: "A" (institutions with few minor weaknesses), "B" (institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the insurance funds), and "C" (institutions that pose a substantial probability of loss to the insurance funds unless effective corrective action is taken). There are nine combinations of capital groups and supervisory subgroups to which varying assessment rates may apply. A bank's assessment rate depends on the capital category and supervisory category to which it is assigned.

Consumer and Other Laws. The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and services under the National Flood Insurance Program. In receiving deposits, the Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank, its directors and officers.

Under the Community Reinvestment Act (the "CRA") and the implementing regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. The Bank's service area is designated as all of Allen County, Indiana. The Bank's offices are located in Allen County and Huntington County. The Bank's Board of Directors is required to review the appropriateness of this delineation at least annually. The CRA also requires that all financial institutions publicly disclose their CRA ratings. The Bank received a "satisfactory" rating on its most recent CRA performance evaluation.

Competition

All phases of the business of the Bank are highly competitive. The Bank competes with numerous financial institutions, including other commercial banks in Allen County, Indiana, the City of Fort Wayne, and Huntington County. The Bank, along with other commercial banks, competes with respect to its lending activities and competes in attracting demand deposits. The Bank faces competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of the Bank's competitors have been in business a number of years, have established customer bases, are larger and have larger lending limits than the Bank. The Bank competes for loans principally through its ability to communicate effectively with its customers and understand and meet their needs. The Bank offers personal attention, professional service, off-site ATM capability and competitive interest rates. Management believes that its personal service philosophy enhances the Bank's ability to compete favorably in attracting individuals and small- to medium-sized businesses.

Employees

As of December 31, 2002, the Company had 98 employees, including 85 full-time employees. None of the Company's employees is covered by a collective bargaining agreement. Management believes that its relationship with the Company's employees is good.

ITEM 2. DESCRIPTION OF PROPERTY.

The Company is leasing the first and second floors of the Lincoln Tower, a landmark building located at 116 East Berry Street in downtown Fort Wayne, Indiana, for use as its headquarters and the Bank's main office. The headquarters facility consists of drive-up banking windows and approximately 33,000 square feet of usable office space. The lease had an initial term of 10 years, with one renewal option for an additional 10 years. During 2001, the original lease term was extended to 15 years with an expiration date of December 2013 and has the same renewal option as prior to the extension. The Company believes that this space is adequate for its current needs, with the ability for expansion as needed.

The Bank leases a bank branch office location in the northwest section of Fort Wayne at 1545 W. Dupont Road. The branch office occupies 2,600 square feet of space and has two drive-up lanes. The lease has an initial term of five years, expires May 2005 and has two consecutive five-year renewal options. The Bank also leases a bank branch office location in the southwest section of Fort Wayne at 10373 Illinois Road. The branch office occupies 2,400 square feet and has two drive-up lanes. The lease has an initial term of 10 years, expires January 2011 and has two consecutive five-year renewal options.

The Bank owns a bank branch on 1.4 acres of land in northeast Fort Wayne at 4303 Lahmeyer Road. This branch office contains 3,000 square feet of space and has two drive-up lanes.

The Bank also leases space in Huntington, Indiana for a mortgage loan production office. The Huntington office is located at 2855 Northpark Road in the northwest part of Huntington and occupies 1,200 square feet of space. The lease had an initial term of three years with an expiration date in February 2002, and the Company is currently on a month-to-month basis. We believe that we could find suitable substitute facilities within thirty (30) days.

ITEM 3. LEGAL PROCEEDINGS.

The Bank may be involved from time to time in various routine legal proceedings incidental to its business. Neither the Company nor the Bank is engaged in any legal proceeding that is expected to have a material adverse effect on the results of operations or financial position of the Company or the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Prices

The Company's common stock is traded on the Nasdaq National Market System under the symbol "TOFC." Prior to listing on the Nasdaq National Market System, the common stock was traded on the OTC Bulletin Board section of the Nasdaq Stock Market. As of February 14, 2003, there were 692 shareholders of record and approximately 2,170 beneficial owners of the common stock.

The prices set forth below reflect the high and low bid information for the Company's common stock as reported on the OTC Bulletin Board by quarter for the year 2001 through September 3, 2001. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The following table also presents the high and low sales prices for the common stock on the Nasdaq National Market System by quarter from September 4, 2001 through December 31, 2002.

High / Low Stock Price

	2002		2001	
	High	Low	High	Low
1st Quarter	$ 15.550	$ 11.800	$ 8.875	$ 8.000
2nd Quarter	$ 15.250	$ 11.500	$ 9.300	$ 8.125
3rd Quarter	$ 12.250	$ 10.250	$ 11.450	$ 9.050
4th Quarter	$ 12.820	$ 11.600	$ 12.000	$ 10.000

Dividends

The Company does not pay cash dividends on its common stock, and the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of future dividends will be at the discretion of the Company's board of directors and must comply with applicable law. Future dividend payments will depend upon the Company's financial condition, results of operations, future liquidity needs, potential acquisitions, regulatory and capital requirements and other factors deemed relevant by its board of directors.

In addition, the Company is a holding company and substantially all of its assets are held by the Bank. The Company's ability to pay dividends to its shareholders, if it determines in the future to do so, will depend primarily on the Bank's ability to pay dividends to the Company. Dividend payments and extensions of credit to the Company from the Bank are subject to legal and regulatory limitations, generally based on capital levels and profits, imposed by law and regulatory agencies with authority over the Bank. The ability of the Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of the debentures issued in connection with the issuance of its 9% trust preferred securities due 2031, the Company would be precluded from paying dividends on its common stock (other than dividends in the form of additional shares of common stock) if it was in default under the debentures, if it exercised its right to defer payments of interest on the debentures, or if certain related defaults occurred.

Sales of Unregistered Securities

On November 16, 2001, the Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust 1 ("TCT1"), issued $3,500,000 aggregate principal amount of Trust Preferred Securities in a private placement offering. Concurrently therewith, TCT1 loaned the proceeds of that offering to the Company, and in exchange therefore the Company issued to TCT1 its 9% Subordinated Debentures due 2031, with similar terms as the Trust Preferred Securities. The issuance by the Company of the Subordinated Debentures, and the issuance by TCT1 of the Trust Preferred Securities, were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

Use of Proceeds

On August 29, 2002, the Company completed a rights offering and limited public offering of its common stock. The Company previously disclosed the use of proceeds from those offerings in its Quarterly Report on Form 10-QSB for the period ended September 30, 2002. Subsequent to that report, the Company incurred additional expenses in connection with those offerings. As a result, the Company is updating its previously reported disclosure. Total gross proceeds from the offerings were $14,998,744, of which $609,017 was applied to marketing agents' fees and $733,165 was used to pay expenses of the offerings. Of the resulting $13,656,562 in net proceeds of the offerings to the Company, $7,000,000 was contributed to the Bank as additional capital for future growth and the remaining $6,656,562 of net proceeds were retained by the Company and deposited with the Bank.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. ($ in thousands except for share data)

INTRODUCTION

The Company was formed as a bank holding company for the Bank. The Company was in a development stage until the Bank commenced operations on February 19, 1999. Prior to the opening of the Bank, the Company's principal activities related to the organization of the Bank and the conducting of the Company's initial public offering ("IPO"). Total proceeds to the Company from the IPO were $23,470 (net of offering expenses and underwriters' discounts), of which $15,000 was used to initially capitalize the Bank.

As a result of the continued growth, on August 29, 2002, the Company completed a rights offering and a limited public offering of its common stock during which 1,395,232 shares were sold. Total proceeds from the offering were $13,657 (net of offering and marketing expenses) of which $7,000 was initially used to provide additional capitalization to the Bank for future growth.

The following discussion presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. This discussion should be read in conjunction with the Company's audited consolidated financial statements and the related notes appearing elsewhere in this report.

FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements." All statements regarding the Company's expected financial position, business and strategies are forward-looking statements and the Company intends for them to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to the Company, the Bank or its management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable and have based these expectations on its beliefs as well as assumptions it has made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from the Company's expectations include, without limitation, the following:

- the Company's status as a start-up company with only four years of operating history;
- the effect of extensive banking regulation on the Bank's ability to grow and compete;
- the effect of changes in federal economic and monetary policies on the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads;
- the competitive disadvantage resulting from the Company's status as a highly regulated, start-up company;
- the Company's dependence on key management personnel;
- the increased risk of losses due to loan defaults caused by the Bank's commercial loan concentration;
- the Company's dependence on a favorable local economy in the Bank's primary service area;
- the Bank's dependence on net interest spread for profitability;
- the Bank's ability to implement developments in technology to be competitive;
- failure of a significant number of borrowers to repay their loans;
- general changes in economic conditions, including interest rates and real estate values; and
- restrictions imposed on the Company by regulators or regulations of the banking industry.

Readers are also directed to other risks and uncertainties discussed in other documents filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 -- Summary of Significant Accounting Policies to the audited consolidated financial statements included in this report.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in the aggregate for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of a borrower's operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

FINANCIAL CONDITION

The Company experienced its fourth year of significant growth during 2002. Total assets of the Company were $377,311 at December 31, 2002 compared to $291,874 at December 31, 2001, an increase of $85,437. The significant increase in assets was mainly attributable to growth in the loan portfolio and was funded by a significant growth in deposits and FHLB advances. Asset growth has been substantial during each year since the Bank began operations. The significant growth during previous years was also a result of deposit growth at the Bank. As the Bank enters its fifth year of operation, management anticipates that, in the near-term, assets will increase at a rate similar to the Bank's historical trends as management continues to market its institution, products and banking expertise, deliver a high level of customer service and develop its branch network.

Earning Assets. The Company's loan portfolio experienced another year of significant growth during 2002. Loans were $321,340 at December 31, 2002 compared to $232,346 at December 31, 2001 an increase of $88,994, or 38%. The loan portfolio, which equaled 87% and 82% of earning assets at December 31, 2002 and 2001, respectively, was primarily comprised of commercial and commercial real estate loans at both dates. At December 31, 2002, commercial and commercial real estate loans were approximately 81% of the loan portfolio and represented loans to business interests generally located within the Bank's market area. Approximately 68% of the loan portfolio at December 31, 2002 consisted of general commercial and industrial loans primarily secured by inventory, receivables and equipment, while 13% of the loan portfolio consisted of commercial loans primarily secured by real estate. The largest concentrations of credit within the commercial category are represented by owner-occupied and investment real estate at $42 million or 13% of total loans and building, development and general contracting at $38 million or 12% of total loans. The concentration and rapid growth in commercial credits is in keeping with the Bank's strategy of focusing a substantial amount of efforts on commercial banking. Business banking is an area of expertise for the Bank's management and lending team. Residential mortgage and home equity lending, while only 14% of loans at December 31, 2002, also experienced significant growth. Consumer loans, only 4% of total loans at December 31, 2002, reflected a decline during 2002 from 2001 levels. Management believes that this growth should continue as the Bank expands its distribution network during 2003; however, the Company's main strategy for growth and profitability is expected to come largely from the commercial loan sector. The following table presents loans outstanding as of December 31, 2002, 2001, 2000 and 1999.

Loans Outstanding

($ in thousands)	December 31, 2002	2001	2000	1999
Commercial	$ 219,631	$ 143,087	$ 98,794	$ 44,110
Commercial real estate	42,165	40,552	30,621	9,165
Residential real estate	26,097	16,740	6,978	5,918
Home equity	20,043	16,043	6,994	2,551
Consumer	13,290	15,717	12,386	5,571
Total loans	321,226	232,139	155,773	67,315
Deferred loan costs	114	207	107	
Allowance for loan losses	(4,746)	(3,480)	(2,364)	(1,010)
Net loans	$ 316,594	$ 228,866	$ 153,516	$ 66,305

The following table presents the maturity of total loans outstanding as of December 31, 2002, according to scheduled repayments of principal and also based upon repricing opportunities.

Maturities of Loans Outstanding

($ in thousands)	Within 1 Year	1 - 5 Years	Over 5 Years	Totals
Loans - Contractual Maturity Dates:				
Commercial	$ 49,462	$ 123,908	$ 46,261	$ 219,631
Commercial real estate	11,505	26,617	4,043	42,165
Residential real estate	6,145	4,371	15,581	26,097
Home equity	14,073	5,347	623	20,043
Consumer	8,001	5,130	159	13,290
Total loans	$ 89,186	$ 165,373	$ 66,667	$ 321,226
Loan Repricing Opportunities:				
Fixed rate	$ 15,684	$ 48,817	$ 18,416	$ 82,917
Variable rate	238,309			238,309
Total loans	$ 253,993	$ 48,817	$ 18,416	$ 321,226

The Bank's credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, the Bank must rely on estimates, appraisals and evaluation of loans and the possibility that changes could occur because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal "watchlist." Senior management reviews this list regularly and adjusts for changing conditions. At December 31, 2002, there were $4,402 of potential problem loans outstanding classified on the watchlist. Nonperforming loans at December 31, 2002 were $719, including $632 of loans placed on nonaccrual status and categorized as impaired and $87 of loans past due 90 days and still accruing which are also categorized as impaired. Gross interest for 2002 for nonaccrual loans would have been $61. Interest actually received on nonaccrual loans was $22 resulting in lost interest to date of $39. At December 31, 2001 there were $816 in nonperforming loans consisting of $469 in nonaccrual and $347 in loans accruing but more than 90 days past due. There were no nonaccrual or impaired loans or any loans past due 90 days or more at December 31, 2000 or 1999. There were no foreign loans outstanding at December 31, 2002, 2001, 2000 or 1999. During 2002, the Bank experienced $500 in net charged-off loans compared to net charge-offs of $4 for 2001, $0 in 2000 and $0 in 1999. While the 2002 level of net charge-offs represents a significant increase over prior years, the 2002 results represent a normal aging of the loan portfolio and reflect the general effects of the sluggish economy on businesses. The 2002 ratio of net charge-offs to total average loans was .18%.

In each quarter, the allowance for loan losses is adjusted by management to the amount management believes is necessary to maintain the allowance at adequate levels. Management will allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. Management's evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above, and absent some of those factors, based upon peer industry data of comparable banks.

The following table illustrates the breakdown of the allowance for loan losses by loan type.

Allocation of the Allowance for Loan Losses

($ in thousands)

Loan Type	Dec 31, 2002 Allocation	Loan Type As a % of Total Loans	Dec 31, 2001 Allocation	Loan Type As a % of Total Loans	Dec 31, 2000 Allocation	Loan Type As a % of Total Loans	Dec 31, 1999 Allocation	Loan Type As a % of Total Loans
Commercial	$ 4,033	68.4%	$ 2,140	61.6%	$ 821	63.4%	$ 334	65.5%
Commercial real estate	199	13.1%	405	17.5%	230	19.7%	69	13.6%
Residential real estate	90	8.1%	42	7.2%	18	4.5%	15	8.8%
Home equity	125	6.3%	80	6.9%	35	4.5%	12	3.8%
Consumer	269	4.1%	236	6.8%	186	7.9%	84	8.3%
Unallocated	30	n/a	577	n/a	1,074	n/a	496	n/a
Total allowance for loan losses	$ 4,746	100.0%	$ 3,480	100.0%	$ 2,364	100.0%	$ 1,010	100.0%

The primary risk element considered by management with respect to each installment and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial statements from its commercial loan customers, and periodically reviews the sufficiency of collateral and its value.

Although management considers the allowance for loan losses to be adequate to absorb losses that are incurred, there can be no assurance that charge-offs in future periods will not exceed the allowance. Additionally, banking regulators can require an increase to the allowance for loan losses if they deem necessary to satisfy regulatory safety and soundness concerns. Additional provisions for the allowance are expected during 2003 as a result of anticipated increases in the total loan portfolio. The Company experienced $505 of charge-offs and $5 of recoveries during 2002. Prior to 2002, the Company only experienced an aggregate amount of $5 in loan charge-offs during its first three years of operations.

Securities available for sale at fair value reflected an increase during 2002, and totaled $11,171 at December 31, 2002 compared to $2,384 at December 31, 2001. The Company maintains a modest securities portfolio to provide for secondary liquidity and for interest rate risk management. During 2001 and 2000, the portfolio was used mainly for liquidity as these assets were held in short-term discount notes. During 2002, the Company did expand the size of and the length of maturity of the portfolio as it began to develop a more diversified portfolio. The portfolio will continue to include some short-term liquid holdings from time to time as loan demand remains strong and more liquidity is needed. Since the inception of the Company, all securities have been designated as "available for sale" as defined in Statement of Financial Accounting Standards ("SFAS") No.115 *Accounting for Certain Investments in Debt and Equity Securities.* Securities designated as available for sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of stockholders' equity. An unrealized gain on this portfolio was recorded at December 31, 2002 in the amount of $372 compared to an unrealized loss of $16 at December 31, 2001 and an unrealized gain of $1 recorded at December 31, 2000. There were no interest-bearing deposits with other banks at December 31, 2002 compared to $2,806 in interest-bearing deposits with other banks at December 31, 2001. The following table presents the total securities portfolio as of December 31, 2002, 2001, and 2000. During the fourth quarter of 2002, the Company sold $3,176 of available for sale agency securities and recorded a $180 gain from the sale.

Total Securities Portfolio

($ in thousands)	December 31, 2002 Fair Value	2001 Fair Value	2000 Fair Value
U.S. Government agency debt obligations	$ 6,215	$ 1,982	$ 9,957
Obligations of states and political subdivisions	1,943	402	
Mortgage-backed securites	3,013		
Total securities	$ 11,171	$ 2,384	$ 9,957

Federal funds sold, consisting of excess funds sold overnight to correspondent banks, and short-term investments and interest-bearing deposits, consisting of certificates of deposit with maturities less than 90 days and interest-bearing accounts at correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. Together, these short-term assets, which recorded a decline of $14,102 during 2002, were $26,940 and $41,042 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, these short-term assets were approximately 7% and 14% of earning assets, respectively. The decline in short-term assets during 2002 was reflected mainly as an increase in securities available for sale as the Company modestly extended asset maturity. The balance of short-term assets and the balance as a percent of earning assets are expected to fluctuate as the Company's balance sheet experiences continued growth.

SOURCE OF FUNDS

The Bank's major source of funds is from core deposits of local businesses, governmental and municipal public fund entities, and consumers within the market area. The Bank began taking deposits when it commenced operations in February 1999 and experienced significant growth each year. Total deposits were $310,584 at December 31, 2002 and $256,153 at December 31, 2001, an increase of $54,431, or 21%.

Noninterest-bearing deposits grew significantly during 2002 and were $42,966 at December 31, 2001, a 51% increase over $28,383 at December 31, 2001. At December 31, 2002, noninterest-bearing deposits were approximately 13.8% of total deposits, an increase from the 2001 level of 11.1%. Noninterest-bearing deposits at December 31, 2002 were comprised of $39,027 in business checking accounts, $734 in public funds and $3,205 in consumer accounts.

Interest-bearing deposits also grew significantly during 2002 and were $267,618 at December 31, 2002, a 17% increase over $227,770 at December 31, 2001. Interest-bearing deposits at December 31, 2002 were comprised of approximately 37% in money market accounts, 12% in interest-bearing checking and savings accounts, and 51% in certificates of deposit. The December 31, 2002 percentages reflect a modest change in the deposit mix from 2001, when the percentages were 49%, 9%, and 42%, respectively. In 2002, all deposit categories reflected balance increases over 2001 levels with the exception of money market accounts and the most significant increase from 2001 was in both categories of certificates of deposit. CDs under $100 grew by $24,727 from 2001 year-end levels and CDs $100 and over increased by $18,102. The balance of money market accounts at December 31, 2002 was $99,105 compared to $112,580 at December 31, 2001, a decrease of $13,476. While total interest-bearing deposits increased $39,848 from 2001, mainly a result of new accounts established in the business and consumer sectors, the shift in interest-bearing deposits from money markets to CDs was reflective of the low interest rate environment as customers from all segments sought better returns. The balance of interest-bearing deposits at December 31, 2002 reflected $106,052 in business accounts, $102,955 in consumer accounts and $58,611 in public fund accounts compared to $60,880, $83,225, and $83,665, respectively, at December 31, 2001. As of December 31, 2002, the Company had $83,785 in certificates of deposit of $100 or more, of which $55,716 mature within three months; $8,969 mature over three months through six months; $12,378 mature over six months through twelve months; and $6,722 mature over twelve months.

Short-term borrowings at December 31, 2002 were $1,060, unchanged from December 31, 2001, and were entirely comprised of overnight federal funds purchased from one correspondent bank. In addition to federal funds purchased, the Company also had borrowings in the amount of $21,500 in Federal Home Loan Bank

("FHLB") callable and bullet advances at December 31, 2002. The FHLB bullet advances mature in various years from March 2003 to June 2005. The callable advances mature in 2011, and each contains a quarterly call feature. There was $6,500 in FHLB callable advances outstanding at December 31, 2001. The increase of $15,000 in FHLB borrowings from the 2001 levels was a result of the Company's efforts to diversify its funding base and desire to lock in funding costs.

The Company had $3,500 aggregate principal amount in trust preferred securities outstanding at December 31, 2002 and 2001 as a result of the Company, through its subsidiary, TCT1, closing a private placement offering of $3,500 in Trust Preferred Securities on November 16, 2001. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. These securities are considered Tier I capital (with certain limitations applicable) under current regulatory guidelines.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to the Company having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company.

Stockholders' equity was $39,175 at December 31, 2002 and $23,505 at December 31, 2001. The increase of $15,670 was mainly attributable to the issuance of 1,395,232 shares of common stock during 2002 in conjunction with the Company's rights offering and limited public offering with net proceeds of $13,657, after deducting marketing agent fees and offering expenses. Also affecting the increase during the year was 2002 net income of $1,716 and $64 from the net exercise of stock options. The only other item affecting stockholders' equity was a $233 change in net unrealized appreciation on securities available for sale, net of tax. At the completion of the IPO during 1999, the Company had issued 2,530,000 shares of common stock. The net proceeds from the sale of the stock in the IPO was $23,470 after deducting offering expenses and underwriters' discounts and was recorded as common stock and paid-in-capital. No additional shares were issued during 2000 or 2001. At December 31, 2002, the Company had a balance of $1,761 in retained earnings while at December 31, 2001 the balance was $45, an increase of $1,716 from 2001 due to net income generated during 2002. See "Results of Operations."

RESULTS OF OPERATIONS

Summary. The Company reported net income of $1,716, or $.57 per share, for the year ended December 31, 2002. This reflects an increase in net income from the $1,120, or $.44 per share, in 2001 and net income of $1,074, or $.42 per share, posted during 2000. The year 2002 results reflected substantial growth in revenue from 2001 in revenue. Net interest income in 2002 was $10,050 compared to $7,829 in 2001, an increase of $2,221 due mainly from an increase in loans outstanding. Noninterest income in 2002 was $2,954 compared to $1,785 in 2001, an increase of $1,169 from further development of the trust business and other fee income-based products including mortgage broker fees as well as $277 from gains on the sale of loans and securities. Offsetting the improvements in revenue during 2002 was a $645 increase from 2001 in the provision for loan losses and a $1,778 increase in noninterest expenses related mainly to increases in salaries and benefits, occupancy and equipment costs, and other costs as a result of the Company's growth.

The 2000 results included a $588, or $.23 per share, income tax benefit for recording the net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit was a one-time occurrence. The Company is now generating profits and is recording a normal tax expense as reflected during 2002 and 2001.

The loan loss provisions are made in the period loans are recorded and are immediate reductions to earnings. Loan loss provisions are expected to continue to reduce earnings (as was the case during 2002, 2001 and 2000), although more moderately, if the anticipated rate of loan growth slows relative to the size of the Bank's loan portfolio.

Although continued asset growth is anticipated, resulting in increased loan loss provisions, management believes the overall earnings performance of the Company will improve. As reflected in 2002, the asset growth of the Company is expected to result in an increased level of net interest income, which, coupled with noninterest income, is expected to exceed the growth and level of noninterest expense and provision for loan losses. The following table shows some of the key equity performance ratios for the years ended December 31, 2002, 2001 and 2000.

Performance Ratios

	2002	2001	2000 (1)
Return on average total assets	0.53 %	0.47 %	0.68 %
Return on average equity	5.90	4.88	5.04
Average equity to average assets	8.91	9.53	13.49

(1) The performance ratios in 2000 were favorably impacted by the significant tax benefits recorded in 2000.

Net Interest Income. Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is the Company's primary source of earnings. Interest income and interest expense for the year ended December 31, 2002 were $16,494 and $6,444, respectively, netting $10,050 in net interest income. Interest income and interest expense for the year ended December 31, 2001 were $15,931 and $8,102, respectively, resulting in $7,829 in net interest income. Interest income and interest expense for the year ended December 31, 2000 totaled $12,769 and $7,047, respectively, providing for net interest income of $5,722. The substantial increase of $2,221 in net interest income in 2002 from 2001 and the increase over net interest income from 2000 were primarily attributable to an increase in the loans outstanding.

The net yield on average earning assets during 2002 was 3.17% compared to 3.33% for 2001 and 3.70% for 2000. The decline in margin from both prior years was partially due to the funding of the Bank's growth with higher cost deposits in the form of money market accounts, certificates of deposit and FHLB borrowings. The decline in margin during 2002 and 2001 was also attributable to net interest spread compression caused by the decline in general interest rates and its effects on its mostly variable rate mix of loans. Management anticipates that margins will improve as the Company continues to diversify its portfolio with more fixed-rate loans, adds to its securities available for sale portfolio and assuming interest rates increase.

The level of net interest income is primarily a function of asset size, as the weighted-average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, and customer behavior also impact net interest income as well as the net yield.

The following table reflects the average balance, interest earned or paid, and yield or cost of the Company's assets, liabilities and stockholders' equity during 2002, 2001 and 2000.

Average Balance, Interest and Yield / Cost Analysis

($ in thousands)	2002 Average Balance	2002 Interest Earned or Paid	2002 Yield or Cost	2001 Average Balance	2001 Interest Earned or Paid	2001 Yield or Cost	2000 Average Balance	2000 Interest Earned or Paid	2000 Yield or Cost
Assets									
Short-term investments and interest-earning deposits	$ 6,042	$ 138	2.29%	$ 6,916	$ 324	4.68%	$ 4,239	$ 262	6.17%
Federal funds sold	16,535	266	1.61%	31,490	1,270	4.03%	24,208	1,539	6.36%
Securities - taxable	8 ,035	362	4.50%	8,054	420	5.22%	12,661	786	6.21%
Securities - tax exempt (1)	1,464	84	5.73%	270	23	8.75%			
Loans held for sale	2,246	80	3.56%	922	61	6.62%			
Loans	283,899	15,593	5.49%	187,678	13,840	7.37%	113,683	10,182	8.96%
Total interest-earning assets	318,221	16,523	5.19%	235,330	15,938	6.77%	154,791	12,769	8.25%
Allowance for loan losses	(4,094)			(2,845)			(1,659)		
Cash and due from banks	7,258			4,884			3,300		
Other assets	4,697			3,141			1,677		
Total assets	$ 326,082			$ 240,510			$ 158,109		
Liabilities and Stockholders' Equity									
Interest-bearing checking	$ 13,707	$ 130	0.95%	$ 9,134	$ 135	1.48%	$ 5,319	$ 104	1.96%
Savings	6,452	91	1.41%	3,028	73	2.42%	2,115	72	3.40%
Money market	107,540	1,877	1.75%	92,558	3,470	3.75%	52,618	2,954	5.61%
Certificates of deposit	115,283	3,562	3.09%	83,627	4,240	5.07%	60,170	3,898	6.48%
Short-term borrowings	1,383	22	1.59%	828	28	3.31%	310	19	6.13%
FHLB advances	14,634	445	3.04%	3,141	117	3.71%			
Trust preferred securities	3,500	318	9.08%	441	39	9.00%			
Total interest-bearing liabilities	262,499	6,445	2.46%	192,757	8,102	4.20%	120,532	7,047	5.85%
Noninterest-bearing checking	33,386			23,560			15,514		
Other liabilities	1,133			1,264			740		
Stockholders' equity	29,064			22,929			21,323		
Total liabilities and stockholders' equity	$ 326,082			$ 240,510			$ 158,109		
Net interest income		$ 10,078			$ 7,836			$ 5,722	
Rate spread			2.73%			2.57%			2.40%
Net interest income as a percent of average earning assets			3.17%			3.33%			3.70%

(1) Computed on a tax equivalent basis for tax equivalent securities using a 34% statutory tax rate.

The following table shows the changes in interest income, interest expense, and net interest income due to variances in rate and volume of average earning assets and interest-bearing liabilities. The change in interest not solely due to changes in rate or volume has been allocated in proportion to the absolute dollar amounts of the change in each.

Changes in Net Interest Income Due To Rate and Volume

($ in thousands)	2002 over 2001 Rate	Volume	Total
Increase (decrease) in interest income:			
Short-term investments and interest-earning deposits	$ (148)	$ (37)	$ (185)
Federal funds sold	(561)	(443)	(1,004)
Securities - taxable	(58)	(1)	(59)
Securities - tax exempt	(11)	71	60
Loans available for sale	(38)	57	19
Loans	(4,133)	5,887	1,754
Net change in interest income	(4,949)	5,534	585
Increase (decrease) in interest expense:			
Interest-bearing checking	(59)	53	(6)
Savings	(40)	58	18
Money market	(2,084)	492	(1,592)
Certificates of deposit	(1,975)	1,296	(679)
Short-term borrowings	(18)	13	(5)
FHLB advances	(25)	353	328
Trust preferred securities	1	278	279
Net change in interest expense	(4,200)	2,543	(1,657)
Net change in interest income and interest expense	$ (749)	$ 2,991	$ 2,242

($ in thousands)	2001 over 2000 Rate	Volume	Total
Increase (decrease) in interest income:			
Short-term investments and interest-earning deposits	$ (74)	$ 136	$ 62
Federal funds sold	(656)	387	(269)
Securities - taxable	(112)	(254)	(366)
Securities - tax exempt		23	23
Loans available for sale		61	61
Loans	(2,049)	5,707	3,658
Net change in interest income	(2,891)	6,060	3,169
Increase (decrease) in interest expense:			
Interest-bearing checking	(30)	61	31
Savings	(24)	25	1
Money market	(1,209)	1,725	516
Certificates of deposit	(965)	1,307	342
Short-term borrowings	(12)	21	9
FHLB advances		117	117
Trust preferred securities		39	39
Net change in interest expense	(2,240)	3,295	1,055
Net change in interest income and interest expense	$ (651)	$ 2,765	$ 2,114

Interest income is primarily generated from the loan portfolio. Average loans comprised 89%, 80% and 73% of average earning assets during 2002, 2001 and 2000, respectively. During 2002, the loan portfolio had an average yield of 5.49%, and earned $15,593, or 94% of total interest income, an increase of $1,753 from 2001. The improvement in net interest income was mainly due to the increase in average loans while the decrease in the prime lending rate during 2002 reflected negatively on net interest income and offset some of the improvement. During 2001, the loan portfolio had an average yield of 7.37% and earned $13,840, or 87% of total interest income. The securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 3%, 5% and 2%, respectively, of average earning assets during 2002. With an average tax-equivalent yield of 4.69%, total securities contributed $446, or 3% of total interest income in 2002, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 1.79% and earned $404 or 2% of total interest income in 2002. During 2001, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 4%, 13% and 3%, respectively, of average earning assets. With an average yield of 5.32%, securities contributed $443, or 3% of total interest income in 2001, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 4.15% and earned 10% of total interest income in 2001. During 2000, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 8%, 16% and 3%, respectively, of average earning assets. With an average yield of 6.21%, securities contributed $786, or 6% of total interest income in 2000, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 6.33% and earned 14% of total interest income in 2000.

Interest expense is primarily generated from money market deposits and certificates of deposit, which equaled 34% and 36%, respectively, of average earning assets during 2002; 39% and 36%, respectively of average earning assets during 2001; and 34% and 39%, respectively, of average earning assets during 2000. The percentage change within the money market category reflects the decrease in this type of funding during 2002, reductions mainly from governmental and municipal public funds movement of these dollars to CDs. Although CD balances grew during 2002, their percent of earning assets showed little change reflective of the increases in total borrowings that were 6% of average earning assets during 2002 compared to 2% during 2001. Money market balances had an average rate of 1.75% and cost $1,877 or 29% of total interest expense in 2002. Money market balances had an average rate of 3.75% and cost $3,470 or 43% of total interest expense in 2001. Certificates of deposit had an average rate of 3.09% and cost $3,562 or 55% of total interest expense in 2002. Certificates of deposit had an average rate of 5.07% and cost $4,240 or 52% of total interest expense in 2001. Interest expense on savings and interest-bearing checking totaled 3% of total interest expense during 2002 and unchanged from 2001. The Company paid $785 of interest expense on borrowings, or 12% of total interest expense, during 2002 and paid $184 of interest expense on borrowings, or 2% of total interest expense, during 2001. The increase in borrowing cost during 2002 compared to 2001 is reflective of the higher levels of FHLB advances and a full year of trust preferred securities costs.

During 2000, money market accounts had an average rate of 5.61% and cost $2,954 or 42% of total interest expense, while certificates of deposit had an average rate of 6.48% and cost $3,898, or 55% of total interest expense. Savings deposits and interest-bearing checking accounts equaled 1% and 3% of average earning assets during 2000, respectively. With an average rate of 3.40%, savings deposits cost $72, or 1% of total interest expense in 2000, while interest-bearing checking accounts had an average rate of 1.96% and cost $104, or 1% of total interest expense in 2000. Short-term borrowings, comprised of federal funds purchased, had an average rate of 6.13% during 2000. The Company paid $19 in short-term interest expense, or less than 1% of total interest expense, during 2000.

Provision for Loan Losses. With significant loan growth in all reported years, the provision for loan losses was $1,765 for 2002, $1,120 for 2001 and $1,355 for 2000. This reflects a $645, or 58%, increase from 2002 to 2001. The allowance for loan losses as a percentage of total loans outstanding was 1.48%, 1.50% and 1.52% at December 31, 2002, 2001, and 2000, respectively. The Company maintains the allowance for loan losses at a level management feels is adequate to absorb losses incurred in the loan portfolio. The evaluation is based upon the Company's and the banking industry's historical loan loss experience, known and inherent risks contained in the loan portfolio, composition and growth of the loan portfolio, current and projected economic conditions and other factors. Although the Bank experienced some loan losses during 2002, it does not yet have enough history of loss activity to use its own loss experience to establish the allowance for loan losses, therefore, management has established the provision and allowance for loan losses in consideration of the loss experience of peer financial institutions with similar heavy concentrations in commercial lending and in consideration of general trends in the economy. The Company had $719 of nonperforming loans at

December 31, 2002, a decline of $97 from the $816 of nonperforming loans at December 31, 2001. The Company reported $500 of net charge-offs, or .18% of average loans during 2002, and had one charge-off of $4 during 2001. The Company had no charge-offs during 2000 and had no nonperforming loans at December 31, 2000.

Noninterest Income. Noninterest income recorded substantial growth during 2002 as all major categories reflected improved performance. Total noninterest income was $2,954 for the year ended December 31, 2002 compared to $1,785 and $1,028 for the years ended December 31, 2001 and 2000, respectively. Fees from trust services grew 36% resulting from an increasing base of accounts and was $1,085 for 2002 compared to $798 for 2001 and $424 in 2000. In addition to trust income, the mortgage origination unit significantly improved its results during 2002, attributable to an expanded workforce and a lower interest rate environment. Mortgage broker fees were $782 during 2002, an increase of $292 or 60% from $490 for 2001. Mortgage broker fees were $296 for 2000. Other improvements during 2002 included a $168 or 67% increase in deposit service charges, and a $145 or 59% increase in other fee-based income. Service charge income increased due to an overall expanded account base, a higher level of fees generated on business accounts and increased activity from NSF/OD charges. Other fees increased as a result of a higher volume in the Company's off-balance-sheet mutual fund sweep product. In addition to the above, 2002 noninterest income results included $180 in gains on the sale of securities available for sale and $96 in gain on sale of loans. There were no gains or losses on the sale of assets in prior years.

Noninterest Expense. Noninterest expense totaled $8,416 for the year ended December 31, 2002 compared to $6,638 and $4,909 for the years ended December 31, 2001 and 2000, respectively, an increase of $1,778 or 27% over 2001. The increase in expenses is mainly attributable to the growth in the Company's business and the additional overhead costs associated with that growth. This is evidenced by salaries and benefits costs, which increased $779, or 20%, and occupancy and equipment costs which increased $219, or 27%, over their respective 2001 levels. Salary and benefits costs were $4,671 for 2002, while occupancy and equipment costs were $1,044. Other various expense categories increased during 2002, such as data processing, office supplies and postage, and courier services, but to a lesser dollar amount than those mentioned above. Loan and professional costs decreased during 2002 from prior year levels as the Company incurred additional costs in 2001 mainly associated with its application to Nasdaq for its common stock to be listed on the Nasdaq National Market System, as well as costs incurred to improve its internal audit and compliance functions. Other expense was $1,277 for 2002 which reflected a $689 increase over 2001 levels due primarily to the recording of a $428 valuation allowance in the fourth quarter of 2002 for stale-dated receivables. The Company has begun collection efforts to attempt to recover these receivables.

During 2001, salaries and benefits costs were $3,892, while occupancy and equipment expenses totaled $825. Additional large overhead expenses in 2001 included costs for loan and professional fees and services, which amounted to $525, and marketing expenses which were $200. Significant noninterest expenses during 2000 were $3,078 for salary and benefit costs, $636 for occupancy and equipment costs, and $261 for loan and professional costs.

Monitoring and controlling overhead expenses while providing high quality service to customers is of the utmost importance to the Company. The efficiency ratio, computed by dividing noninterest expense by net interest income plus noninterest income, was 64.7% in 2002 compared to 69.0% in 2001 and 72.7% in 2000. This level of efficiency ratio continues to be high, but reflects continued improvement from 2001 and 2000. As anticipated, this improvement in efficiency ratio resulted from the growth in earning assets along with the development of fee-based products and the resulting increases in revenue. Management expects that as additional asset growth and operating efficiencies are realized, the Company will earn more on the larger base of earning assets while operating costs will increase at a lesser rate, resulting in an improved efficiency ratio.

Income Taxes Expense (Benefit). During 2002 and 2001, the Company recorded $1,108 and $736, respectively in income taxes expense. The effective tax rate recorded for 2002 was 39.2% for 2002 as compared to 39.7% for 2001. During 2000, the Company recorded an income tax benefit of $588, or $.23 per share. The tax benefit in 2000 resulted from the use of a net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit recorded during 2000 was a one-time occurrence as the Company is now generating profits and should reflect a normal tax expense going forward as was the experience during 2002 and 2001.

CAPITAL SOURCES

Stockholders' equity is a noninterest-bearing source of funds which provides support for asset growth. Stockholders' equity was $39,175 and $23,505 at December 31, 2002 and 2001, respectively. The increase of $15,670 was mainly attributable to the issuance of 1,395,232 shares of common stock during 2002 in conjunction with the Company's rights offering and limited public offering. Gross proceeds from these offerings in which shares were sold at $10.75, were $14,999, of which $1,342 was applied to marketing and offering costs. The Company initially used $7,000 of the net proceeds from these offerings to provide additional capitalization to the Bank. Also affecting the increase in stockholders' equity during 2002 was net income of $1,716 and $64 from the net exercise of stock options. Significant additions to stockholders' equity during 2001 and 2000 were from net income amounting to $1,120 and $1,074, respectively.

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As a condition to regulatory approvals for the formation of the Bank, the Company was required to have capitalization sufficient to provide a ratio of Tier 1 capital to total assets of not less than eight percent (8%) and Tier 1 capital to average assets in excess of nine percent (9%), during the first three years of operation. These restrictions expired in February 2002. Currently, and going forward, both the Company and the Bank are now subject to the same capitalization requirements as other financial holding companies and banks. Since the Bank began operations, both the Company and the Bank have been categorized as "Well Capitalized," the highest classification contained within the banking regulations. The capital ratios of the Company and the Bank as of December 31, 2002 and 2001 are disclosed under Note 15 of the Notes to Consolidated Financial Statements.

The ability of the Company to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. No cash or stock dividends were paid in 2002, 2001 or 2000. The Company expects that its earnings and those of the Bank, if any, would be retained to finance future growth and operations. The Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

Liquidity and Capital Ratios	December 31	
	2002	2001
Loan to deposit ratio	103.46%	90.71%
Loan to funding ratio	95.45%	86.95%
Total risk-based capital	13.86%	12.12%
Tier 1 risk-based capital	12.61%	10.87%
Tier 1 leverage capital	11.75%	10.02%

LIQUIDITY

Liquidity is measured by the Company's ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet depositor withdrawals, maintain reserve requirements, fund loans and operate the Company. Liquidity is primarily achieved through the growth of deposits and liquid assets such as securities available for sale, matured securities, and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximize profitability, while providing adequate liquidity.

The Company's liquidity strategy is to fund growth with deposits and FHLB borrowings and to maintain an adequate level of short-term and medium-term investments to meet typical daily loan and deposit activity needs. Deposit growth was substantial during 2002 and 2001. The Company mainly generated deposits from in-market sources; however, it expanded its funding base during 2001 to include national, non-brokered certificates of deposit, borrowings from the FHLB and trust preferred securities. At December 31, 2002, the balance of non-brokered national market CDs and FHLB borrowings were $26,913 and $21,500 respectively, as compared to $13,321 and $6,500 at December 31, 2001. At December 31, 2002 and 2001, total deposits were $310,584 and $256,153, respectively, and the loan-to-deposit ratio was 103.5% and 90.7%, respectively. The Company expects to continue to experience substantial loan growth. Funding for the loan growth will continue to come from in-market sources through the marketing of products and the development of branch locations. The Company will also continue to develop wholesale and out-of-market deposits and borrowing capacities and use them to augment its interest rate sensitivity strategy and liquidity capabilities and to diversify the funding base of the Bank.

The Company has the ability to borrow money on a daily basis through correspondent banks (federal funds purchased), and at December 31, 2002 had $1,060 outstanding, unchanged from the December 31, 2001 balance. Additional capacity to borrow overnight in the form of unused lines of commitment from correspondent banks totaled $21,115 and $6,000 at December 31, 2002 and 2001, respectively. This type of funding is viewed by the Company as only a secondary and temporary source of funds.

COMMITMENTS AND OFF-BALANCE SHEET RISK

In addition to normal loan funding and deposit flow, the Company also needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby and commercial letters of credit. The Bank maintains off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer at any time, as the customer's needs vary, as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We monitor fluctuations in loan balances and commitment levels and include such data in our overall liquidity management.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. Such financial instruments are recorded when they are funded.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment is generally required based on management's credit assessment of the borrower.

Fair value of the Bank's off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2002, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

The Company and the Bank occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems.

Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain executive officers' employment with the Company, payments may be required to be made in excess of amounts that have been accrued.

The following tables represent the Company's contractual obligations and commitments at December 31, 2002.

Contractual Obligations at December 31, 2002 ($ in thousands)	Payments Due By Period Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total
Federal Home Loan Bank advances	$ 11,000	$ 4,000	$	$ 6,500	$ 21,500
Trust preferred securities				3,500	3,500
Operating leases	511	975	1,021	3,088	5,595
Total contractual cash obligations	$ 11,511	$ 4,975	$ 1,021	$ 13,088	$ 30,595

Commitments at December 31, 2002 ($ in thousands)	Amount of Commitment Expiration Per Period Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total
Lines of credit	$ 37,921	$ 12,044	$ 2,544	$ 17,210	$ 69,719
Standby letters of credit	1,265	694			1,959
Total commercial commitments	$ 39,186	$ 12,738	$ 2,544	$ 17,210	$ 71,678

RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2002 and 2001, the Bank had $21.0 million and $14.2 million, respectively, in loan commitments to directors and executive officers, of which $16.6 million and $12.5 million were funded at the respective period-ends. These loans have been made in the Bank's ordinary course of business with similar terms to the Bank's similarly situated customers.

During 2002 and 2001, the Company and the Bank engaged in transactions with entities controlled by their respective directors or their affiliates. The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr., a director. The original lease was a 10-year lease commencing on January 1, 1999. During 2001, the original lease term was extended to 15 years with provisions for one renewal term of 10 years at then prevailing market rates. The total amount paid to Tippmann Properties by the Company and the Bank for rent and maintenance was $348, $252 and $216 during 2002, 2001 and 2000, respectively. The lease is accounted for as an operating lease. Refer to the discussion above for a summary of future lease payment commitments under this and other leases.

MARKET RISK ANALYSIS

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. The Company has no agricultural-related loan assets and therefore has no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant.

Interest rate risk is the exposure of the Company's financial condition to adverse movements in interest rates. The Company derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest-bearing liabilities. The rates of interest the Company earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Company's safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Company's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Company assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity and overall asset quality.

There are two interest rate risk measurement techniques which may be used by the Company. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amount of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the Company's net interest margin during periods of changing market interest rates.

The following table depicts the Company's GAP position as of December 31, 2002:

Rate Sensitivity Analysis

($ in thousands)	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets					
Federal funds sold, short-term investments and interest-earning deposits	$ 26,940	$	$	$	$ 26,940
Securities available for sale	1,014	100	8,057	1,999	11,170
FHLBI and FRB stock					2,058
Loans held for sale	5,770				5,770
Fixed rate loans	7,625	8,059	48,817	18,416	82,917
Variable rate loans	238,309				238,309
Allowance for loan losses					(4,746)
Other assets					14,893
Total assets	$ 279,658	$ 8,159	$ 56,874	$ 20,415	$ 377,311
Liabilities					
Interest-bearing checking	$ 21,582	$	$	$	$ 21,582
Savings accounts	8,342				8,342
Money market accounts	99,105				99,105
Time deposits < $100,000	8,111	25,481	21,211		54,803
Time deposits $100,000 and over	55,716	21,347	6,722		83,785
Short-term borrowings	1,060				1,060
FHLB advances	9,000	8,500	4,000		21,500
Trust preferred securities				3,500	3,500
Noninterest-bearing checking					42,966
Other liabilities					1,493
Total liabilities	202,916	55,328	31,933	3,500	338,136
Stockholders' Equity					39,175
Total sources of funds	$ 202,916	$ 55,328	$ 31,933	$ 3,500	$ 377,311
Net asset (liability) GAP	$ 76,742	$ (47,169)	$ 24,941	$ 16,915	$
Cumulative GAP	$ 76,742	$ 29,573	$ 54,514	$ 71,429	$
Percent of cumulative GAP to total assets	20.3%	7.8%	14.4%	18.9%	%

A second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. A simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, a model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and the Company's strategies, among other factors.

Due to the low level of risk during the first, second and third years of operation, the Company did not utilize simulation analysis as a tool for measuring the effects of interest rate risk on the income statement. As growth has dictated, the Company has acquired and is in the process of implementing simulation modeling capabilities for use in the future.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

Consolidated Summary of Operations and Selected Statistical Data

($ in thousands, except share data)	2002	2001	2000	1999	1998 (1)
	Years ended December 31,				
Results of Operations:					
Interest income	$ 16,494	$ 15,931	$ 12,769	$ 3,682	$
Interest expense	6,444	8,102	7,047	1,394	
Net interest income	10,050	7,829	5,722	2,288	
Provision for loan losses	1,765	1,120	1,355	1,010	
Noninterest income	2,954	1,785	1,028	288	
Noninterest expense	8,416	6,638	4,909	3,241	473
Income (loss) before income taxes	2,823	1,856	486	(1,675)	(473)
Income taxes expense (benefit)	1,107	736	(588)		
Net income (loss)	1,716	1,120	1,074	(1,675)	(473)
Per Share Data:					
Net income (loss): basic	$ 0.57	$ 0.44	$ 0.42	$ (0.71)	$ n/m
Net income (loss): diluted	0.56	0.44	0.42	(0.71)	n/m
Book value at end of period	9.97	9.29	8.85	8.43	n/m
Dividends declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet Data:					
Total assets	$ 377,311	$ 291,874	$ 212,413	$ 103,647	$ 397
Total securities available for sale	11,171	2,384	9,957	5,246	
Loans held for sale	5,770	4,293			
Total loans	321,340	232,346	155,880	67,315	
Allowance for loan losses	4,746	3,480	2,364	1,010	
Total deposits	310,584	256,153	188,296	81,733	
Short-term borrowings	1,060	1,060	530	210	
FHLB advances	21,500	6,500			
Trust preferred securities	3,500	3,500			
Stockholders' equity	39,175	23,505	22,395	21,320	(473)
Performance Ratios:					
Return on average assets	0.53%	0.47%	0.68%	(2.96)%	n/m
Return on average stockholders' equity	5.90%	4.88%	5.04%	(8.25)%	n/m
Net interest margin	3.17%	3.33%	3.70%	4.20%	n/m
Efficiency ratio	64.72%	69.04%	72.73%	125.84%	n/m
Asset Quality Ratios:					
Nonperforming assets to loans	0.22%	0.35%	0.00%	0.00%	n/a
Net charge-offs to average loans	0.18%	0.00%	0.00%	0.00%	n/a
Allowance for loan losses to loans	1.48%	1.50%	1.52%	1.50%	n/a
Liquidity and Capital Ratios:					
Loan to deposit ratio	103.46%	90.71%	82.78%	82.36%	n/a
Total stockholders' equity to total assets	10.38%	8.06%	10.54%	20.57%	n/m
Total risk-based capital	13.86%	12.12%	14.24%	25.96%	n/m
Tier 1 leverage risk-based capital	12.61%	10.87%	12.99%	24.79%	n/m
Tier 1 leverage capital	11.75%	10.02%	11.21%	24.75%	n/m

(1) 1998 includes period from date of inception July 8, 1998 to December 31, 1998
n/m - not meaningful
n/a - not applicable

ITEM 7. FINANCIAL STATEMENTS

Tower Financial Corporation

Consolidated Balance Sheets

At December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 9,228,782	$ 7,634,418
Short-term investments and interest-earning deposits	13,598,037	16,696,853
Federal funds sold	13,341,860	24,344,768
Total cash and cash equivalents	36,168,679	48,676,039
Interest-earning deposits		2,806,000
Securities available for sale, at fair value	11,170,570	2,384,020
FHLBI and FRB stock	2,057,500	1,097,500
Loans held for sale	5,769,700	4,293,350
Loans	321,339,946	232,346,371
Allowance for loan losses	(4,745,672)	(3,480,205)
Net loans	316,594,274	228,866,166
Premises and equipment, net	2,625,602	1,573,848
Accrued interest receivable	1,092,806	954,805
Other assets	1,831,785	1,222,582
Total assets	$ 377,310,916	$ 291,874,310
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 42,966,347	$ 28,382,995
Interest-bearing	267,617,640	227,770,072
Total deposits	310,583,987	256,153,067
Short-term borrowings	1,060,000	1,060,000
Federal Home Loan Bank (FHLB) advances	21,500,000	6,500,000
Trust preferred securities	3,500,000	3,500,000
Accrued interest payable	272,303	288,932
Other liabilities	1,219,763	866,972
Total liabilities	338,136,053	268,368,971
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 4,000,000 shares authorized; no shares issued and outstanding		
Common stock and paid-in-capital, no par value, 6,000,000 shares authorized; 3,931,184 and 2,530,000 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	37,190,692	23,469,770
Retained earnings	1,760,778	45,149
Accumulated other comprehensive income (loss), net of tax of $148,928 in 2002 and $(6,400) in 2001	223,393	(9,580)
Total stockholders' equity	39,174,863	23,505,339
Total liabilities and stockholders' equity	$ 377,310,916	$ 291,874,310

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Operations

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income:			
Loans, including fees	$ 15,673,401	$ 13,901,202	$ 10,181,798
Securities - taxable	361,612	420,478	786,116
Securities - tax exempt	54,994	15,891	
Other interest income	404,391	1,593,454	1,800,826
Total interest income	16,494,398	15,931,025	12,768,740
Interest expense:			
Deposits	5,659,440	7,918,267	7,027,543
Short-term borrowings	21,963	27,375	18,978
FHLB advances	445,396	116,524	
Trust preferred securities	317,633	39,375	
Total interest expense	6,444,432	8,101,541	7,046,521
Net interest income	10,049,966	7,829,484	5,722,219
Provision for loan losses	1,765,000	1,120,000	1,355,000
Net interest income after provision for loan losses	8,284,966	6,709,484	4,367,219
Noninterest income:			
Trust fees	1,085,023	798,464	424,251
Service charges	417,471	249,051	84,513
Loan broker fees	781,909	489,944	296,233
Net gain on sale of loans	96,175		
Net gain on sale of securities	180,351		
Other fees	393,426	247,903	222,767
Total noninterest income	2,954,355	1,785,362	1,027,764
Noninterest expense:			
Salaries and benefits	4,604,488	3,892,043	3,077,557
Occupancy and equipment	1,044,155	825,325	635,522
Marketing	262,857	200,451	185,607
Data processing	282,737	219,842	148,028
Loan and professional costs	470,723	525,244	261,484
Office supplies and postage	230,032	199,922	171,134
Courier services	243,711	187,935	132,874
Other expense	1,277,489	587,729	296,807
Total noninterest expense	8,416,192	6,638,491	4,909,013
Income before income taxes	2,823,129	1,856,355	485,970
Income taxes expense (benefit)	1,107,500	736,400	(588,100)
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Basic earnings per common share	$ 0.57	$ 0.44	$ 0.42
Diluted earnings per common share	$ 0.56	$ 0.44	$ 0.42
Average common shares outstanding	3,008,145	2,530,000	2,530,000
Average common shares and dilutive potential common shares outstanding	3,069,648	2,531,818	2,530,000

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Other comprehensive income (loss):			
Change in net unrealized appreciation (depreciation) on securities available for sale, net of reclassification adjustments and tax of $155,328 in 2002, $(6,747) in 2001 and $347 in 2000	232,973	(10,109)	1,244
Comprehensive income	$ 1,948,602	$ 1,109,846	$ 1,075,314

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2002, 2001 and 2000

	Common Stock and Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	$ 23,469,770	$ (2,148,876)	$ (715)	$ 21,320,179
Net income for 2000		1,074,070		1,074,070
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $347			1,244	1,244
Balance, December 31, 2000	23,469,770	(1,074,806)	529	22,395,493
Net income for 2001		1,119,955		1,119,955
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $(6,747)			(10,109)	(10,109)
Balance, December 31, 2001	23,469,770	45,149	(9,580)	23,505,339
Net income for 2002		1,715,629		1,715,629
Issuance of 1,395,232 shares of common stock, net of underwriters' fee and offering costs	13,656,562			13,656,562
Issuance of 5,952 shares of common stock for stock options exercised	59,520			59,520
Tax benefit on non-qualified stock options	4,840			4,840
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $155,328			232,973	232,973
Balance, December 31, 2002	$ 37,190,692	$ 1,760,778	$ 223,393	$ 39,174,863

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	405,672	324,916	229,230
Provision for loan losses	1,765,000	1,120,000	1,355,000
Net gain on sale of loans	(96,175)		
Net gain on sale of securities	(180,351)		
Change in accrued interest receivable	(138,001)	97,771	(746,308)
Change in other assets	(668,356)	(467,806)	(696,649)
Change in accrued interest payable	(16,629)	(176,940)	333,443
Change in other liabilities	352,791	141,753	473,998
Origination of loans held for sale	(32,660,100)	(16,849,805)	
Proceeds from sales of loans held for sale	31,183,750	12,556,455	
Net cash from operating activities	1,663,230	(2,133,701)	2,022,784
Cash flows from investing activities:			
Net change in loans	(89,493,108)	(76,470,230)	(88,565,925)
Net change in interest-earning deposits	2,806,000	(306,000)	(2,500,000)
Purchase of securities available for sale (AFS)	(14,493,462)	(29,444,026)	(121,002,718)
Purchase of FHLB and FRB stock	(960,000)	(428,050)	(98,600)
Proceeds from maturities of securities AFS	3,087,096	37,000,000	116,293,000
Proceeds from sale of securities AFS	3,176,070		
Purchase of equipment and leasehold expenditures	(1,445,028)	(644,641)	(759,378)
Net cash from investing activities	(97,322,432)	(70,292,947)	(96,633,621)
Cash flows from financing activities:			
Net change in deposits	54,430,920	67,856,943	106,562,886
Net change in short-term borrowings		530,000	320,000
Gross proceeds from issuance of common stock from exercise of stock options and tax benefits	64,360		
Gross proceeds from issuance of common stock from stock offering	14,998,744		
Payment of underwriters' fee and offering costs	(1,342,182)		
Proceeds from FHLB advances	20,000,000	6,500,000	
Repayment of FHLB advances	(5,000,000)		
Proceeds from issuance of trust preferred securities		3,500,000	
Net cash from financing activities	83,151,842	78,386,943	106,882,886
Net change in cash and cash equivalents	(12,507,360)	5,960,295	12,272,049
Cash and cash equivalents, beginning of period	48,676,039	42,715,744	30,443,695
Cash and cash equivalents, end of period	$ 36,168,679	$ 48,676,039	$ 42,715,744
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 6,461,061	$ 8,278,481	$ 6,713,078
Income taxes	1,725,480	1,010,474	45,000

The following notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations, Industry Segments, and Concentrations of Credit Risk: Tower Financial Corporation (the "Company") was incorporated on July 8, 1998. The Company's wholly-owned banking subsidiary, Tower Bank & Trust Company (the "Bank"), opened on February 19, 1999 after receiving federal and state bank regulatory approvals to commence its banking operations. Until February 19, 1999, the Company was in the development stage and its activities were limited to the organization of the Bank as well as the completion of its initial public stock offering. The Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust 1 ("TCT1"), was incorporated on November 1, 2001 for the single purpose of issuing trust preferred securities.

On August 29, 2002, the Company completed a rights offering and a limited public offering of its common stock during which 1,395,232 shares were sold at $10.75 per share. Of the shares sold, 694,199 shares were sold to existing shareholders through the rights offering and 701,033 shares were sold to new investors through the limited public offering. Total gross proceeds from the offerings were $14,998,744 with marketing agent's fees and offering expenses of $1,342,182. The Company used $7,000,000 of the net proceeds from the offerings to provide additional capitalization to Tower Bank & Trust Company for future growth.

The Company accepts deposits and grants commercial, real estate, and installment loans to customers primarily in northeastern Indiana. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. At December 31, 2002, commercial and commercial real estate loans totaled approximately 81.5% of total loans, residential real estate loans totaled approximately 8.1% and home equity and consumer loans totaled approximately 10.4%. Categories of commercial loans at December 31, 2002 exceeding 30% of year-end stockholders' equity are as follows: real estate (including owner-occupied and investment) - $42 million, or 13% of total loans; building, development and general contracting - $38 million or 12% of total loans; health care and social assistance - $24 million or 7% of total loans; manufacturing - $16 million or 5% of total loans; and professional, scientific and technical services - $14 million or 4% of total loans. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold. The Company also provides trust services to customers. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial services operations are considered by management to be aggregated in one reportable segment.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, the Bank and TCT1. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided; future results could differ. The allowance for loan losses, impaired loan disclosures, and the fair values of securities and other financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-earning deposits and short-term borrowings with maturities of 90 days or less.

Securities: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield, availability of alternative investments, liquidity needs and other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported as other comprehensive income (loss) and stockholders' equity, net of tax, until realized. Other securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. Premiums and discounts on securities are recognized as interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Payments received on such loans are reported as principal reductions.

All interest accrued but not received for loans placed on nonaccrual is reversed against income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in the aggregate for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower's operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the buildings, leasehold improvements, furniture and equipment. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Benefit Plans: Bonus and 401(k) plan expense is the amount contributed determined by formula. Deferred compensation plan expense and supplemental employee retirement plan expense is allocated over years of service.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in the net income, as all options had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2002	2001	2000
Net income as reported	$ 1,715,629	$ 1,119,955	$ 1,074,070
Deduct: Stock-based compensation expense determined under fair value-based method	(126,673)	(201,381)	(375,714)
Pro forma net income	$ 1,588,956	$ 918,574	$ 698,356
Basic earnings per share as reported	$ 0.57	$ 0.44	$ 0.42
Pro forma basic earnings per share	0.53	0.36	0.28
Diluted earnings per share as reported	0.56	0.44	0.42
Pro forma diluted earnings per share	0.52	0.36	0.28

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of grant date.

	2002	2001	2000
Risk-free interest rate	4.81%	4.83%	6.58%
Expected option life	8 years	8 years	8 years
Expected stock price volatility	25.78%	30.85%	34.96%
Dividend yield	None	None	None

Income Taxes: Income tax expense is the sum of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Derivatives: All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. There were no derivatives or hedge activity during the years 2002 or 2001.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financial needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to its shareholders. The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive impact of any additional dilutive potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of reclassification adjustments and tax, which is also recognized as a separate component of stockholders' equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1.8 million and $328,000 was required to meet regulatory reserve and clearing requirements at December 31, 2002 and 2001.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset *retirement obligations, restructuring activities and exit costs, operating leases, and early* extinguishment of debt were issued in 2002. Management estimates that when the new accounting standards are effective in 2003 they would not have a material impact on the Company's financial condition or results of operations.

Reclassifications: Certain items from the prior period financial statements were reclassified to conform to the current presentation.

Note 2 - Securities Available for Sale

The fair value of securities available for sale at December 31, 2002 and 2001 were as follows:

	2002		
	Fair Value	Unrealized Gains	Unrealized Losses
U.S. Government agency debt obligations	$ 6,214,830	$ 208,897	$
Obligations of states and political subdivisions	1,942,595	73,222	
Mortgaged-backed securities	3,013,145	90,202	
Total investment securities	$ 11,170,570	$ 372,321	$

	2001		
	Fair Value	Unrealized Gains	Unrealized Losses
U.S. Government agency debt obligations	$ 1,982,020	$	$ (17,980)
Obligations of states and political subdivisions	402,000	2,000	
Total investment securities	$ 2,384,020	$ 2,000	$ (17,980)

The fair values of debt securities available for sale at December 31, 2002, by contractual maturity are shown below. Securities not due at a single date, primarily mortgage-backed securities, are shown separately . Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Weighted Average Yield (1)	Fair Value
Due in one year or less	3.02%	$ 100,430
Due after one to five years	4.24%	8,056,995
Mortgage-backed securities	4.77%	3,013,145

(1) Computed on a tax-equivalent basis for tax-exempt securities using a 34% statutory tax rate

Proceeds from the sale of securities available for sale during 2002 totaled $3,176,070. Gross gains and losses realized were $180,351 and $-0-. There were no sales of securities during 2001 and 2000.

Securities with an amortized cost of $3,100,000 and $2,000,000 were pledged to secure borrowings from the FHLB at December 31, 2002 and 2001, respectively.

At December 31, 2002, there were no holdings of any one issue, other than the U.S. Government and its agencies and corporations, in an amount greater than 10% of stockholders' equity.

Note 3 - Loans and Allowance for Loan Losses

Loans at December 31, 2002 and 2001 were as follows:

	2002		2001	
	Balance	%	Balance	%
Commercial	$ 219,631,123	68.4%	$ 143,087,477	61.6%
Commercial real estate	42,164,922	13.1%	40,551,840	17.5%
Residential real estate	26,097,307	8.1%	16,739,642	7.2%
Home equity	20,042,459	6.3%	16,042,465	6.9%
Consumer	13,290,091	4.1%	15,717,153	6.8%
Total loans	321,225,902	100.0%	232,138,577	100.0%
Net deferred loan costs	114,044		207,794	
Allowance for loan losses	(4,745,672)		(3,480,205)	
Net loans	$ 316,594,274		$ 228,866,166	

Activity in the allowance for loan losses during 2002, 2001, 2000 and 1999 was as follows:

	2002	2001	2000	1999
Beginning balance, January 1	$ 3,480,205	$ 2,364,509	$ 1,009,509	$
Provision charged to operating expense	1,765,000	1,120,000	1,355,000	1,010,000
Charge-offs:				
Commercial	(479,375)	(4,304)		
Commercial real estate	(579)			
Home equity	(22,284)			
Consumer	(1,834)			(491)
Recoveries:				
Commercial real estate	472			
Home equity	4,067			
Ending balance, December 31	$ 4,745,672	$ 3,480,205	$ 2,364,509	$ 1,009,509

Impaired Loans were as follows:

	2002	2001	2000
Year-end loans with no allocated allowance for loan losses	$	$	$
Year-end loans with allocated allowance for loan losses	632,137	468,863	
Total	$ 632,137	$ 468,863	$
Amount of the allowance for loan losses allocated	$ 181,100	$ 234,432	$
Average of impaired loans during the year	$ 727,286	$ 720,754	$

Information regarding interest income recognized during impairment and cash-basis interest is not considered significant to this presentation.

Nonperforming loans were as follows:

	2002	2001	2000	1999
Loans past due over 90 days still on nonaccrual	$ 87,304	$ 347,233	$	$
Nonaccrual loans	632,137	468,863		
Total	$ 719,441	$ 816,096	$	$

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. There were no troubled debt restructurings at December 31, 2002, 2001, 2000 or 1999.

Note 4 - Premises and Equipment, net

Premises and equipment at December 31, 2002 and 2001 were as follows:

	2002	2001
Land	$ 350,179	$ 20,000
Buildings	200,442	
Leasehold improvements	760,997	516,628
Furniture and equipment	2,374,248	1,456,406
Construction in process		247,804
Subtotal	3,685,866	2,240,838
Accumulated depreciation	(1,060,264)	(666,990)
Premises and equipment, net	$ 2,625,602	$ 1,573,848

Information regarding lease commitments and commitments to purchase fixed assets is provided in Note 12.

Note 5 - Deposits

Deposits at December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Balance	%	Balance	%
Noninterest-bearing demand	$ 42,966,347	13.8%	$ 28,382,995	11.1%
Interest-bearing checking	21,582,021	7.0%	14,909,190	5.8%
Money market	99,104,831	31.9%	112,580,454	44.0%
Savings	8,342,455	2.7%	4,520,632	1.8%
Time, under $100,000	54,803,014	17.6%	30,076,087	11.7%
Time, $100,000 and over	83,785,319	27.0%	65,683,709	25.6%
Total deposits	$ 310,583,987	100.0%	$ 256,153,067	100.0%

The following table shows the maturity distribution for certificates of deposit at December 31, 2002.

	under $100,000	$100,000 and over	Total
2003	$ 33,592,084	$ 77,063,570	$ 110,655,654
2004	14,106,323	3,450,988	17,557,311
2005	3,147,408	1,715,727	4,863,135
2006	621,208	100,000	721,208
2007	3,335,991	1,455,034	4,791,025
Total	$ 54,803,014	$ 83,785,319	$ 138,588,333

Note 6 - Short-Term Borrowings

Information relating to short-term borrowings, comprised of federal funds purchased at December 31, 2002 and 2001 is summarized below:

	2002	2001
Outstanding balance at year-end	$ 1,060,000	$ 1,060,000
Interest rate at year-end	0.94%	1.44%
Average balance during the year	$ 1,060,000	$ 827,452
Average interest rate during the year	2.07%	3.31%
Maximum month-end balance during the year	$ 1,060,000	$ 1,060,000

At December 31, 2002 and 2001, the Bank had $21,115,000 and $6,000,000, respectively, in lines of credit available from correspondent banks to purchase federal funds.

Note 7 - Federal Home Loan Bank Advances

At December 31, 2002 and 2002, advances from the Federal Home Loan Bank ("FHLB") were:

	2002	2001
4.09% callable advance, quarterly call option beginning March 22, 2002, principal due at maturity March 22, 2011	$ 2,500,000	$ 2,500,000
2.99% callable advance, quarterly call option beginning March 12, 2002, principal due at maturity September 12, 2011	4,000,000	4,000,000
2.35% bullet advance, principal due at maturity March 17, 2003	2,500,000	
2.55% bullet advance, principal due at maturity June 18, 2003	3,500,000	
1.71% bullet advance, principal due at maturity September 12, 2003	5,000,000	
3.42% bullet advance, principal due at maturity June 18, 2004	2,500,000	
4.03% bullet advance, principal due at maturity June 20, 2005	1,500,000	
Total Federal Home Loan Bank advances	$ 21,500,000	$ 6,500,000

At December 31,2002, scheduled principal reductions on these FHLB advances were as follows:

Year	Amount
2003	$ 11,000,000
2004	2,500,000
2005	1,500,000
2006	
2007	
Thereafter	6,500,000
Total	$ 21,500,000

At December 31, 2002 and 2001, in addition to FHLB stock, the Company pledged securities and interest-bearing deposits with the FHLB totaling $3,100,000 and $7,000,000. In addition, as of December 31, 2002, the Company pledged loans totaling approximately $13,227,000 under a blanket collateral agreement to secure advances outstanding. Also, the Company had unpledged interest-bearing deposits with the FHLB at December 31, 2002 totaling $13,598,000. The Company was required to have pledged collateral totaling approximately $29,700,000 at December 31, 2002. Prior to the Company obtaining additional FHLB advances or renewing existing advances, remedies to the collateral shortfall will be required. The Company does not anticipate any adverse effect on the results of operations or financial position relative to these remedies.

Note 8 - Trust Preferred Securities

On November 16, 2001, TCT1 closed a private placement offering of 3,500 Trust Preferred Securities with a par value of $1,000. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. The sole assets of TCT1 are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of TCT1 under the Trust Preferred Securities. Accordingly, this liability is recognized on the balance sheet as trust preferred securities. Interest payments are payable quarterly at the annual rate of 9.00% and are included in interest expense in the consolidated statements of operations. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2002 and 2001, the principal amount outstanding of the Trust Preferred Securities was $3,500,000. The unamortized issuance costs for the Trust Preferred Securities are recorded in other assets in the consolidated balance sheets and are being amortized equally over 30 years. The balance of the unamortized costs at December 31, 2002 and 2001 were $67,782 and $69,775.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to the Company having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company. The Company has the option to defer interest payments on the Trust Preferred Securities from time to time for a period not to exceed 40 consecutive quarterly periods.

Note 9 - Income Taxes

The consolidated provision for income taxes for the following years ended December 31 are as follows:

		2002	2001	2000
Federal	- current	$ 1,270,967	$ 871,666	$ 288,120
	- deferred	(348,598)	(269,975)	(67,352)
State	- current	(301,062	214,670	34,784
	- deferred	(115,931)	(79,961)	(18,402)
Change in valuation allowance				(825,250)
Total income taxes expense (benefit)		$ 1,107,500	$ 736,400	$ (588,100)

The effective tax rate differs from the statutory tax rate applicable to corporations as a result of permanent and other differences between accounting and taxable income as shown below:

	2002	2001	2000
Statutory tax rate	34.0%	34.0%	34.0%
State tax, net of federal income tax effect	4.3%	5.6%	5.6%
Change in deferred tax valuation allowance	0.0%	0.0%	(169.8)%
Other	0.9%	0.1%	9.2%
Effective tax rate (benefit)	39.2%	39.7%	(121.0)%

The net deferred tax asset included the following amounts of deferred tax assets and liabilities at December 31, 2002 and 2001:

	2002	2001
Deferred tax assets:		
Provision for loan losses	$ 1,782,976	$ 1,220,234
Start-up / pre-opening expenses	64,583	125,916
Accrued expenses		14,847
Deferred compensation	39,060	
Net unrealized depreciation on securities available for sale		6,400
Other	20,988	15,349
Total deferred tax assets	1,907,607	1,382,746
Deferred tax liabilities:		
Depreciation	(137,581)	(33,099)
Net deferred loan costs	(44,557)	(82,307)
Net unrealized appreciation on securities available for sale	(148,928)	
Total deferred tax liabilities	(331,066)	(115,406)
Net deferred tax asset before asset valuation	1,576,541	1,267,340
Valuation allowance for deferred tax assets		
Net deferred tax asset	$ 1,576,541	$ 1,267,340

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. At December 31, 1999, management had determined that an allowance of $825,250 was required; at December 31, 2000, as a result of three consecutive and improved quarters of net income and projections of net income in future periods, management determined that a valuation allowance for deferred taxes was no longer necessary. Hence, during the fourth quarter of 2000, a net tax benefit was recorded to eliminate the valuation allowance previously recorded.

Note 10 - Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the "Plans"), which together provide for issuance of up to 435,000 shares of common stock of the Company. The exercise price of stock options granted under the Plans may not be less than the market price at the date of grant. The maximum option term is ten years. Option vesting occurs over various periods of time ranging from immediate to four years. A summary of options granted pursuant to the Plans is as follows:

	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Beginning balance, January 1	337,400	$ 9.96	307,650	$ 9.94	305,430	$ 9.97
Granted	44,000	13.32	36,780	10.06	27,600	9.64
Exercised	(5,952)	10.00				
Forfeited	(1,010)	10.19	(7,030)	9.26	(25,380)	10.02
Ending balance, December 31	374,438	10.35	337,400	9.96	307,650	9.94
Options exercisable at year-end	287,388	9.97	229,748	9.98	145,600	9.98
Weighted average fair value of options granted during year	$ 5.73		$ 4.72		$ 4.02	

Options outstanding at December 31, 2002 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	# of Options	Weighted Average Exercise Price	Weighted Average Years of Remaining Contractual Life	# of Options	Weighted Average Exercise Price
$7.00 - $7.99	500	$ 7.63	7.97	250	$ 7.63
$8.00 - $8.99	3,250	8.32	7.88	1,250	8.30
$9.00 - $9.99	27,880	9.17	7.07	17,470	9.17
$10.00 - $10.99	301,808	10.06	6.32	268,418	10.03
$12.00 - $12.99	1,000	12.14	9.73		
$13.00 - $13.99	40,000	13.55	9.12		
Totals	374,438	10.35	6.70	287,388	9.97

In addition to the options outstanding at December 31, 2002, grants of 33,250 options were made pursuant to the Plans to officers of the Company on January 31, 2003 at an exercise price of $13.35.

Note 11 - Related Party Transactions

Certain directors and executive officers of the Company, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2002 and 2001, the Bank had $20,991,948 and $14,185,680, respectively in loan commitments to directors and executive officers, of which $16,608,693 and $12,508,112 were funded at the respective year-ends, as reflected in the following table.

Loans to Directors and Executive Officers

	2002	2001
Beginning balance, January 1	$ 12,508,112	$ 12,485,925
New loans	14,714,778	10,541,329
Repayments	(10,614,197)	(10,519,142)
Ending balance, December 31	$ 16,608,693	$ 12,508,112

During 2002, 2001 and 2000, the Company and the Bank engaged in transactions with entities controlled by their respective directors or their affiliates. The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr. The original lease was a 10-year lease commencing on January 1, 1999. During 2001, the original lease term was extended to 15 years with provisions for one renewal term of 10 years at then prevailing market rates. The total amount paid to Tippmann Properties by the Company and the Bank for rent and maintenance was $348,130, $251,866 and $216,476 during 2002, 2001 and 2000, respectively. The lease is accounted for as an operating lease. Refer to Note 12 for a summary of future lease payment commitments under this and other leases.

Note 12 - Commitments and Off-Balance-Sheet Risk

Commitments to extend credit and standby letters of credit: The Bank maintains off-balance-sheet investments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. Such financial instruments are recorded when they are funded.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management's credit assessment of the borrower.

Fair value of the Bank's off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2002 and 2001, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

The Bank's maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at December 31, 2002 and 2001 was as follows:

	2002	2001
Commitments to extend credit	$ 69,719,185	$ 51,544,001
Standby letters of credit	1,959,004	362,100
Total	$ 71,678,189	$ 51,906,101

Management does not anticipate any significant losses as a result of these commitments.

Lease and other contracted commitments: The Company and the Bank occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems. The future minimum annual commitments under all operating leases as of December 31, 2002 are as follows:

Year		Lease Commitments
2003	$	511,130
2004		476,396
2005		498,823
2006		488,943
2007		531,761
Thereafter		3,088,266
Total	$	5,595,319

Employment contracts: Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain executive officers' employment with the Company, payments may be required to be made in excess of amounts that have been accrued.

Other: Other expense was $1,277,489 for 2002 and includes expense related to the recording of a $428,500 valuation allowance for stale-dated receivables. The Company has begun collection efforts to attempt to recover these receivables.

Note 13 - Benefit Plans

Bonus plan: The Company maintains a bonus plan covering substantially all officers. Payments to be made under the bonus plan are determined by a formula approved by the Board of Directors and are based on the results of the operations of the Company and on individual performance. As of December 31, 2002 and 2001, management has accrued a liability for this plan of approximately $406,000 and $590,000, which is included in other liabilities in the consolidated balance sheets.

401(k) plan: The Company established a 401(k) plan effective March 1, 1999 covering substantially all of its employees. During 2002, 2001 and 2000, the 401(k) plan allowed employees to contribute up to 15% of their compensation. The Company may match a portion of the employees' contributions and provide investment choices for the employees, including investment in common stock of the Company. Matching contributions are vested equally over a six-year period. Company matching contributions to the 401(k) plan are determined annually by management and approved by the Board of Directors. The Board of Directors approved annually an employer contribution for the 2002 and 2001 plan year matching 50% of the first 6% of the compensation contributed. This contribution was also approved for 2003. The total contribution made by the Company during 2002 and 2001 was $82,758 and $58,243, respectively. The Company made no contribution to the plan during 2000.

Deferred compensation plan: Effective January 1, 2002, a deferred compensation plan covers certain officers. Under the plan, the Company pays each participant, or their beneficiary, the amount of compensation deferred by the employee or contributed by the employer on a discretionary basis, plus interest, beginning with the individual's termination of service. Payments are to be made either immediately or over a five-year period, depending upon the amount to be paid. A liability is accrued for the obligation under this plan and is reported in other liabilities in the consolidated balance sheets. The expense incurred for the deferred compensation plan in 2002 and 2001 was $22,000 and $10,000 respectively, resulting in a deferred compensation liability of $32,000 and $10,000 as of December 31, 2002 and 2001.

Deferred directors' fees plan: Effective January 1, 2002, a deferred directors' fee plan covers all non-employee directors of the Company for a period of 10 years. Under the plan, the Company pays each participant, or their beneficiary, the amount of directors' fees deferred plus interest, beginning with the director's termination of service. Payments are to be made either immediately or over a five-year period. A liability is accrued for the obligation under this plan and is reported in other liabilities in the consolidated balance sheets. The expense incurred for the deferred directors' fee plan for 2002 was approximately $45,000 resulting in a deferred compensation liability of $45,000 as of December 31, 2002.

Supplemental employment retirement plan: Effective January 1, 2002, a supplemental employee retirement plan covers one officer. The Company is recording an expense equal to the projected present value of the payments due at retirement based on the projected remaining years of service using the projected unit credit method. The obligation under the plans was approximately $67,000 at December 31, 2002, and is included in other liabilities in the consolidated balance sheet. The expense attributable to the plan is included in salaries and other employee benefits, was approximately $67,000 in 2002. The Company also provides term life insurance to the participant of the plan.

Note 14 - Fair Values of Financial Instruments

The following schedule reflects the carrying values and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001. Items which are not financial instruments are not shown.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 36,168,679	$ 36,168,679	$ 48,676,039	$ 48,676,039
Interest-earning deposits			2,806,000	2,806,000
Securities available for sale	11,170,570	11,170,570	2,384,020	2,384,020
FHLBI and FRB stock	2,057,500	2,057,500	1,097,500	1,097,500
Loans held for sale	5,769,700	5,769,700	4,293,350	4,293,350
Loans, net	316,594,274	317,387,388	228,866,166	230,071,524
Accrued interest receivable	1,092,806	1,092,806	954,805	954,805
Financial liabilities:				
Deposits	(310,583,987)	(311,856,599)	(256,153,067)	(257,243,804)
Short-term borrowings	(1,060,000)	(1,060,000)	(1,060,000)	(1,060,000)
FHLB advances	(21,500,000)	(21,598,574)	(6,500,000)	(6,503,532)
Trust preferred securities	(3,500,000)	(3,743,639)	(3,500,000)	(3,500,000)
Accrued interest payable	(272,303)	(272,303)	(288,932)	(288,932)

Estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Estimated fair value for IRAs, CDs, short-term borrowings, fixed rate advances from the FHLB and the trust preferred securities is based on the rates at year-end for new deposits or borrowings, applied until maturity. Estimated fair value for other financial instruments and off-balance-sheet loan commitments is considered to approximate carrying value.

Note 15 - Capital Requirements and Restrictions on Retained Earnings:

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

In addition, as a condition to regulatory approvals of the Bank's formation, the Bank was required to have capitalization sufficient to provide a ratio of Tier 1 capital to total assets of not less than eight percent (8%) and Tier 1 capital to average assets in excess of nine percent (9%), during the first three years of operation. Management believes, as of December 31, 2002 and 2001, that the Company and the Bank has met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification which management believes have changed the Bank's category.

Actual and required capital amounts and ratios are presented in the schedule below as of December 31, 2002 and 2001:

2002	Total Risk-Based Capital *	Tier 1 Risk-Based Capital *	Tier 1 Leverage Capital *
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual % - December 31, 2002			
Company	13.86%	12.61%	11.75%
Bank	11.77%	10.52%	9.80%
At December 31, 2002:			
Required capital for minimum capital adequacy			
Company	$ 27,021,401	$ 13,510,700	$ 14,455,435
Bank	27,046,139	13,523,070	14,468,766
Required capital to be well capitalized			
Company	33,776,751	20,266,051	18,069,293
Bank	33,807,674	20,284,604	18,085,958
Actual capital			
Company	46,680,028	42,451,470	42,451,470
Bank	39,687,168	35,454,793	35,454,793

* See discussion above the tables relative to additional capital requirements that were in effect for the first three years of the Bank's operations.

2001	Total Risk-Based Capital *	Tier 1 Risk-Based Capital *	Tier 1 Leverage Capital *
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual % - December 31, 2001			
Company	12.12%	10.87%	10.02%
Bank	11.90%	10.65%	9.81%
At December 31, 2001:			
Required capital for minimum capital adequacy			
Company	$ 19,881,389	$ 9,940,695	$ 10,786,532
Bank	19,889,506	9,944,753	10,793,341
Required capital to be well capitalized			
Company	24,851,737	14,911,042	13,483,165
Bank	24,861,884	14,917,130	13,491,676
Actual capital			
Company	30,121,386	27,014,919	27,014,919
Bank	29,578,177	26,470,441	26,470,441

* See discussion above the tables relative to additional capital requirements that were in effect for the first three years of the Bank's operations.

Note 16 - Earnings Per Share

The following table reflects the calculation of basic and diluted earnings per common share for the years ended December 31, 2002, 2001 and 2000. Options for 40,000 shares of common stock were not included in the computation of diluted earnings per share for the year 2002 because they were not dilutive.

	2002	2001	2000
Basic			
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Weighted average common shares outstanding	3,008,145	2,530,000	2,530,000
Basic earnings per common share	$ 0.57	$ 0.44	$ 0.42
Diluted			
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Weighted average common shares outstanding	3,008,145	2,530,000	2,530,000
Add: dilutive effect of assumed stock option exercises	61,503	1,818	
Weighted average common shares and dilutive potential common shares outstanding	3,069,648	2,531,818	2,530,000
Diluted earnings per common share	$ 0.56	$ 0.44	$ 0.42

Note 17 - Parent Company-Only Condensed Financial Statements

Following are condensed parent company (the Company's) financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001, 2000

Condensed Balance Sheets

	2002	2001
Assets		
Cash and cash equivalents	$ 7,307,089	$ 647,663
Investment in Tower Bank & Trust Company	35,678,186	26,460,861
Investment in the Tower Capital Trust 1	108,000	108,000
Other assets	67,782	69,775
Total assets	$ 43,161,057	$ 27,286,299
Liabilities and Stockholders' Equity		
Other liabilities	$ 378,194	$ 172,960
Borrowings from Tower Capital Trust 1	108,000	108,000
Junior subordinated debentures	7,500,000	3,500,000
Stockholders' equity	39,174,863	23,505,339
Total liabilities and stockholders' equity	$ 43,161,057	$ 27,286,299

Condensed Statements of Operations

	2002	2001	2000
Income			
Interest income	$	$ 58,689	$ 210,518
Dividend income from Tower Capital Trust I	9,720		
Total income	9,720	58,689	210,518
Expense			
Interest expense	327,353	40,590	
Professional fees	97,531	169,657	170,874
Other expense	32,659	7,985	9,036
Total expense	457,543	218,232	179,910
Income (loss) before income taxes expense (benefit) and equity in undistributed net income of subsidiaries	(447,823)	(159,543)	30,608
Income taxes expense (benefit)	(179,100)	(63,600)	
Equity in undistributed net income of Tower Bank & Trust Company	1,984,352	1,215,898	1,043,462
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Comprehensive income	$ 1,948,602	$ 1,109,846	$ 1,075,314

Condensed Statements of Cash Flows

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,715,629	$ 1,119,955	$ 1,074,070
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed income of subsidiary	(1,984,352)	(1,215,898)	(1,043,462)
Change in other assets	1,993	(69,775)	
Change in other liabilities	205,234	106,427	62,715
Net cash from operating activities	(61,496)	(59,291)	93,323
Cash flows from investing activities			
Capital investment into Tower Bank & Trust Company	(7,000,000)	(6,750,000)	(4,000,000)
Capital investment into Tower Capital Trust 1		(108,000)	
Net cash from investing activities	(7,000,000)	(6,858,000)	(4,000,000)
Cash flows from financing activities			
Gross proceeds from issuance of common stock from exercise of stock options and tax benefit	64,360		
Gross proceeds from issuance of common stock from stock offering	14,998,744		
Payment of underwriters' fee and offering costs	(1,342,182)		
Net proceeds from borrowings from Tower Capital Trust 1		108,000	
Net proceeds from issuance of trust preferred securities		3,500,000	
Net cash from financing activities	13,720,922	3,608,000	
Net change in cash and cash equivalents	6,659,426	(3,309,291)	(3,906,677)
Cash and cash equivalents, beginning of period	647,663	3,956,954	7,863,631
Cash and cash equivalents, end of period	$ 7,307,089	$ 647,663	$ 3,956,954

Report of Independent Accountants

Board of Directors and Stockholders
Tower Financial Corporation
Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheets of Tower Financial Corporation as of December 31, 2002 and 2001 and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Financial Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Fort Wayne, Indiana
January 10, 2003

Crowe, Chizek and Company LLP

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The information required by this Item concerning the directors, and nominees for director and executive officers of the Company and concerning disclosure of delinquent filers is incorporated herein by reference to the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 10. EXECUTIVE COMPENSATION.

The information required by this Item concerning remuneration of the Company's officers and directors and information concerning material transactions involving such officers and directors is incorporated herein by reference to the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

The information required by this Item concerning the stock ownership of management and five percent beneficial owners and the Company's common stock that may be issued under existing equity compensation plans is incorporated herein by reference to the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item concerning certain relationships and related transactions is incorporated herein by reference to the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits:

A list of exhibits required to be filed as part of this Annual Report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

(b) There were no reports on Form 8-K filed during the fourth quarter of 2002.

ITEM 14. CONTROLS AND PROCEDURES.

(a) We maintain a set of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in the reports filed by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Within the 90 days prior to the filing date of this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chairman, President and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Exchange Act. Based on that evaluation, our Chairman, President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective.

(b) Certain significant deficiencies or material weaknesses in internal controls were discovered as part of this evaluation namely:

- An internal operating account for mortgage loan processing contained several stale-dated cash receivables and various unreconciled items – oversight reconciliation and review functions were not effective in certain instances.
- Improper coding and identification of loans for FHLB collateral purposes were evident as noted in the Bank's initial FHLB collateral audit – an understanding and oversight of coding responsibilities for FHLB collateral purposes were not effective in certain instances.

The following actions have been taken to correct deficiencies in internal controls:

- Bank employees have been assigned to research, identify and collect all cash receivables remaining in the mortgage processing account. In addition, these employees have been assigned to review operating procedures and system capabilities for mortgage loan processing.
- Bank employees have been assigned to review and correct all loan portfolio coding relative to FHLB collateral as well as provide training to all appropriate bank employees relative to an understanding of collateral requirements and proper coding.
- Periodic update and summary reports are required to the Audit Committee who have oversight responsibility for these corrective actions.

There have been no other significant changes in our internal controls or other factors that could significantly affect those controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER FINANCIAL CORPORATION

Date: March 6, 2003

By: /s/ Donald F. Schenkel
Donald F. Schenkel
Chairman of the Board, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald F. Schenkel Donald F. Schenkel	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2003
/s/ Kevin J. Himmelhaver Kevin J. Himmelhaver	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 6, 2003
/s/ Keith E. Busse Keith E. Busse	Director	March 6, 2003
/s/ Kathryn D. Callen Kathryn D. Callen	Director	March 6, 2003
/s/ Peter T. Eshelman Peter T. Eshelman	Director	March 6, 2003
/s/ Michael S. Gouloff Michael S. Gouloff	Director	March 6, 2003
/s/ Craig S. Hartman Craig S. Hartman	Director	March 6, 2003
/s/ Jerome F. Henry, Jr. Jerome F. Henry, Jr.	Director	March 6, 2003
/s/ R.V. Prasad Mantravadi, M.D. R.V. Prasad Mantravadi, M.D	Director	March 6, 2003
/s/ Michael J. Mirro, M.D. Michael J. Mirro, M.D	Director	March 6, 2003
/s/ Debra A. Niezer Debra A. Niezer	Director	March 6, 2003

Signature	Title	Date
/s/ William G. Niezer William G. Niezer	Director	March 6, 2003
/s/ Joseph D. Ruffolo Joseph D. Ruffolo	Director	March 6, 2003
/s/ Larry L. Smith Larry L. Smith	Director	March 6, 2003
/s/ John V. Tippmann, Sr. John V. Tippmann, Sr.	Director	March 6, 2003
/s/ Irene A. Walters Irene A. Walters	Director	March 6, 2003

CERTIFICATION

I, Donald F. Schenkel, certify that:

1) I have reviewed this annual report on Form 10-KSB of Tower Financial Corporation;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6) The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Donald F. Schenkel

Donald F. Schenkel, Chairman of the Board,
President and Chief Executive Officer

CERTIFICATION

I, Kevin J. Himmelhaver, certify that:

1) I have reviewed this annual report on Form 10-KSB of Tower Financial Corporation;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6) The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Kevin J. Himmelhaver

Kevin J. Himmelhaver, Executive Vice President,
Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	(1)	Restated Articles of Incorporation of the Registrant
3.2		Amended By-Law of the Registrant
10.1	(1)	Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
10.2	(1)	Electronic Data Processing Services Contract dated October 1, 1998 between Registrant and Rurbanc Data Services, Inc.
10.3*	(1)	1998 Stock Option and Incentive Plan
10.4*	(2)	Employment Agreement dated April 25, 2002 between the Registrant and Gary D. Shearer
10.5*	(2)	Employment Agreement dated April 25, 2002 between the Registrant and Kevin J. Himmelhaver
10.6*	(2)	Employment Agreement dated April 25, 2002 between the Registrant and Curtis A. Brown
10.7	(3)	Lease Agreement dated February 16, 1999 between the Registrant and Opal Development
10.9	(3)	Lease Agreement dated December 6, 1999 between the Registrant and Chestnut Development
10.10	(4)	Lease Agreement dated August 8, 2000 between the Registrant and Rogers Markets Inc.
10.11	(5)	Amendment to the Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
10.12	(6)	Agreement to purchase unimproved real estate dated August 14, 2001 between the Registrant and J – J Parent Corporation
10.13*	(7)	2001 Stock Option and Incentive Plan
10.14*	(8)	Employment Agreement dated January 1, 2002 between the Registrant and Donald F. Schenkel
10.18*	(8)	Supplemental Executive Retirement Plan dated January 1, 2002
10.19*	(8)	Deferred Compensation Plan dated January 1, 2002
10.20*	(8)	Deferred Compensation Plan for Non-Employee Directors dated January 1, 2002
10.21*	(9)	401(k) Plan of the Registrant
21		Subsidiaries of the Company
23		Consent of Independent Accountants

99.1 Certification of Chief Executive Officer pursuant to 13 USC Section 1350.

99.2 Certification of Chief Financial Officer pursuant to 13 USC Section 1350.

* The indicated exhibit is a management contract compensatory plan or arrangement required to be filed by Item 601 of Regulation SB.

(1) The copy of this exhibit filed as the same exhibit number to the Company's Registration Statement on Form SB-2 (Registration No. 333-67235) is incorporated herein by reference.

(2) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended March 31, 2002 is incorporated herein by reference.

(3) The copy of this exhibit filed as the same exhibit number to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999, is incorporated herein by reference.

(4) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended September 30, 2000, is incorporated herein by reference.

(5) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended June 30, 2001, is incorporated herein by reference.

(6) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended September 30, 2001, is incorporated herein by reference.

(7) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-64194) is incorporated herein by reference.

(8) The copy of this exhibit filed as the same exhibit number to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 is incorporated herein by reference.

(9) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-64318) is incorporated herein by reference.

COMPANY INFORMATION

Tower Financial Corporation

Directors and Executive Officers

Curtis A. Brown
Executive Vice President and Chief Lending Officer

Keith E. Busse
President and CEO, Steel Dynamics

Kathryn D. Callen
Trustee, University of Saint Francis

Peter T. Eshelman
President and CEO, American Specialty

Michael S. Gouloff
President, Schenkel Shultz

Craig S. Hartman
Chairman and CEO, Fall Creek Housing

Jerome F. Henry, Jr.
President, Midwest Pipe & Steel

Kevin J. Himmelhaver
Executive Vice President, Chief Financial Officer and Secretary

R. V. Prasad Mantravadi, M.D.
Partner, Radiation Oncology Associates

Michael J. Mirro, M.D.
Partner, Fort Wayne Cardiology/IMA

Debra A. Niezer
COO and Treasurer, AALCO Distributing Co.

William G. Niezer
CEO, Acordia of Indiana, LLC

Joseph D. Ruffolo
Partner, Ruffolo Benson LLC

Donald F. Schenkel
Chairman, President and CEO

Larry L. Smith
President and CEO, QCOnics

John V. Tippmann, Sr.
Chairman, Tippmann Group

Irene A. Walters
University Relations and Communications, IPFW

Maurice D. O'Daniel
Director Emeritus

Leonard I. Rifkin
Director Emeritus

Tower Bank & Trust Company

Officer List

Donald F. Schenkel
Chairman and Chief Executive Officer

Curtis A. Brown
President, Chief Operating Officer and Chief Lending Officer

Kevin J. Himmelhaver
Executive Vice President, Chief Financial Officer and Secretary

Kevin E. Patrick
Senior Vice President, Corporate Services

Gary D. Shearer
Senior Vice President, Trust Services

James E. Underwood
Senior Vice President, Credit and Business Services

Darrell E. Blocker
Vice President and Controller

Wendell L. Bontrager
Vice President, Private Banking and Retail

David A. Fee
Vice President, Trust Services

Jane M. Flint
Vice President, Small Business Services

Timothy L. Frey
Vice President, Trust Services

Trois K. Hart
Vice President, Marketing and Public Relations

Rebecca A. Hillyard
Vice President, Trust Services

Thomas G. Obergfell
Vice President, Corporate Services

Sharon J. Peters
Vice President, Trust Services

Judy S. Quackenbush
Vice President, Mortgage Services

Michael A. Rice
Vice President, Technology and Operations

James M. Ryan
Vice President, Corporate Services

Randall S. Steiner
Vice President, Corporate Services

Graig P. Stettner
Vice President, Trust Services

Amy M. Weisman
Vice President, Private Banking

Jomare L. Bowers-Mizzell
Assistant Vice President, Small Business Services

Janice C. DeMeritt
Assistant Vice President, Private Banking

Jo Ellen Gustin
Assistant Vice President, Trust Operations

Lori A. B. Hoffman
Assistant Vice President, Banking Center Manager

Douglas K. Meyer
Assistant Vice President, Small Business Services

Greg J. Bireley
Retail Banking Officer, Customer Care

Karen K. Clayton
Cash Management Officer

Marie A. Doty
Compliance Officer

Diana M. Meese
Banking Center Manager

Kathy Kast
Loan Officer, Corporate Services

Jean Mignone
Banking Center Manager

Robert C. Nix
Customer Care Manager, Security Officer

Dennis D. Tratnyek
Loan Review Officer

Neal A. Toussaint
Banking Center Manager

Dennis M. Walker
Operations Officer

Robert J. Warner
Loan Officer, Small Business Services

Shareholder Information

Annual Meeting
The Company's Annual Meeting of Shareholders will be held on Tuesday, April 15, 2003, at Tower Bank, 116 East Berry Street, Fort Wayne, Indiana 46802, at 5:30 p.m.

Administrative Headquarters
116 East Berry Street
Fort Wayne, IN 46802
(260) 427-7000
tofc.net

Legal Counsel
Baker & Daniels
111 East Wayne Street, Suite 800
Fort Wayne, IN 46802

Independent Certified Public Accountants
Crowe, Chizek and Company LLP
490 Lincoln Tower
Fort Wayne, IN 46802

Common Stock Listing
Nasdaq National Market
Symbol: TOFC

Stock Registrar & Transfer Agent
EquiServe Trust Company, N.A.
c/o EquiServe
150 Royall Street
Canton, MA 02021
1 (877) 282-1168

This annual report to shareholders includes a complete copy of the Company's annual report on Form 10-KSB, excluding exhibits. Copies of exhibits may be obtained upon written request of any shareholder of the Company. Please mail your request to Kevin J. Himmelhaver, EVP, Chief Financial Officer and Secretary of the Company, 116 East Berry Street, Fort Wayne, IN 46802.

TOWER FINANCIAL CORPORATION

116 EAST BERRY STREET | FORT WAYNE, INDIANA 46802
260-427-7000 | www.tofc.net



TFCCM-AR-02